1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: Feb 26, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

Parent Company Only Financial Statements for the Years Ended December 31, 2017 and 2016 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited (the “Company”), which comprise the parent company only balance sheets as of December 31, 2017 and 2016, and the parent company only statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the parent company only financial position of the Company as of December 31, 2017 and 2016, and its parent company only financial performance and its parent company only cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements for the year ended December 31, 2017. These matters were addressed in the context of our audit of the parent company only financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters for the Company’s parent company only financial statements for the year ended December 31, 2017 are stated as follows:

Provision for sales returns and allowances

In consideration of business volume and market conditions, the Company provides a variety of business incentives to specific customers or products. The provision for sales returns and allowance is based on historical experience and the varying contractual terms. Please refer to Notes 4, 5 and 17 to the parent company only financial statements for the details of the information about provision for sales returns and allowances. Since the provision for sales returns and allowances is subject to accounting judgment and estimation, and the result could also affect the net revenue in the parent company only financial statements, it has been identified as a key audit matter.

Our key audit procedures performed in respect of the above area included the following:

1.	Understood and tested the design and operating effectiveness of the key controls over provision for sales returns and allowances;

2.	Understood and assessed the reasonableness of assumptions made and methodology used in estimating provision for sales returns and allowances;

3.	Sampled and inspected the sales contracts of main products by agreeing the contractual terms and performed an analysis to challenge the estimation on possibility that specific products could meet business incentives condition to verify the reasonableness of the accrual of the provision;

4.	Performed a retrospective review to comparatively analyze the historical accuracy of judgments with reference to actual sales returns and allowance paid.

Timing to commence depreciation of property, plant and equipment (PP&E)

The Company continues to invest in capital expenditures to develop and build capacity in leading-edge technologies to meet customers’ demand. Please refer to Notes 4 and 13 to the parent company only financial statements for the details of the information and accounting policy about the depreciation of PP&E. According to International Accounting Standards 16, depreciation of PP&E should commence when the assets are available for their intended use. Due to the significant capital expenditures incurred by the Company, the appropriateness of the timing to commerce depreciation of PP&E could have a material impact on its financial performance. Consequently, the validity of the timing to commence depreciation of PP&E is identified as a key audit matter.

Our key audit procedures performed in respect of the above area included the following:

1.	Understood and tested the design and operating effectiveness of the key controls over the timing to commence depreciation of PP&E;

2.	Understood the criteria the assets are defined as available for their intended use and the corresponding accounting treatments;

3.	Sampled and reviewed the appropriateness of the timing for commencing depreciation after the assets met the criteria of available for use in current year;

4.	Performed an observation on the physical count of equipment under installation and construction in progress; sampled and inspected the supporting documentation to verify that the status of equipment under installation and construction in progress are not available for use;

5.	Sampled equipment under installation and construction in progress which met the criteria of available for use and were transferred in the subsequent period to evaluate the reasonableness of the timing for commencing depreciation;

6.	Sampled and reviewed the appropriateness of the equipment under installation and construction in progress which are not available for their intended use.

Responsibilities of Management and Those Charged with Governance for the Parent Company Only Financial Statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements for the year ended December 31, 2017 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Yih-Shin Kao and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 13, 2018

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2017		December 31, 2016
	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$239,176,841	12	$249,878,563	14
Financial assets at fair value through profit or loss (Note 7)	373,351	—	151,070	—
Available-for-sale financial assets	2,393,555	—	2,843,952	—
Held-to-maturity financial assets (Note 8)	—	—	11,447,538	1
Hedging derivative financial assets (Note 9)	7,378	—	—	—
Notes and accounts receivable, net (Note 10)	26,655,427	2	40,017,297	2
Receivables from related parties (Note 32)	92,141,837	5	86,845,570	5
Other receivables from related parties (Note 32)	3,143,872	—	948,800	—
Inventories (Notes 5, 11 and 35)	70,297,445	4	46,504,346	2
Other financial assets (Note 35)	94,839	—	2,139,366	—
Other current assets (Note 15)	2,484,792	—	3,004,662	—

Total current assets	436,769,337	23	443,781,164	24

NONCURRENT ASSETS
Financial assets carried at cost	415,051	—	435,268	—
Investments accounted for using equity method (Notes 5 and 12)	463,986,364	24	396,855,708	22
Property, plant and equipment (Notes 5 and 13)	1,016,355,970	52	979,401,337	53
Intangible assets (Notes 5 and 14)	9,870,127	—	10,047,991	1
Deferred income tax assets (Notes 5 and 27)	10,829,473	1	6,446,781	—
Refundable deposits	1,163,069	—	369,895	—

Total noncurrent assets	1,502,620,054	77	1,393,556,980	76

TOTAL	$1,939,389,391	100	$1,837,338,144	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$63,766,850	3	$57,958,200	3
Financial liabilities at fair value through profit or loss (Note 7)	18,764	—	62,441	—
Hedging derivative financial liabilities (Note 9)	15,562	—	—	—
Accounts payable	25,605,223	1	24,533,924	1
Payables to related parties (Note 32)	4,829,664	—	4,840,001	—
Salary and bonus payable	12,283,321	1	11,570,505	1
Accrued profit sharing bonus to employees and compensation to directors (Notes 21 and 29)	23,388,002	1	22,794,771	1
Payables to contractors and equipment suppliers	50,363,976	3	62,449,143	4
Income tax payable (Notes 5 and 27)	32,950,667	2	40,256,148	2
Provisions (Notes 5 and 17)	13,174,825	1	16,991,612	1
Long-term liabilities - current portion (Note 18)	24,300,000	1	38,100,000	2
Accrued expenses and other current liabilities (Note 20)	57,686,386	3	28,620,469	2

Total current liabilities	308,383,240	16	308,177,214	17

NONCURRENT LIABILITIES
Bonds payable (Note 18)	91,800,000	5	116,100,000	6
Deferred income tax liabilities (Notes 5 and 27)	302,205	—	141,183	—
Net defined benefit liability (Notes 5 and 19)	8,850,704	1	8,551,408	—
Guarantee deposits (Note 20)	7,582,479	—	14,666,542	1
Others	413,230	—	453,536	—

Total noncurrent liabilities	108,948,618	6	139,912,669	7

Total liabilities	417,331,858	22	448,089,883	24

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)	259,303,805	13	259,303,805	14

Capital surplus (Note 21)	56,309,536	3	56,272,304	3

Retained earnings (Note 21)
Appropriated as legal capital reserve	241,722,663	12	208,297,945	12
Unappropriated earnings	991,639,347	51	863,710,224	47

	1,233,362,010	63	1,072,008,169	59

Others (Note 21)	(26,917,818)	(1)	1,663,983	—

Total equity	1,522,057,533	78	1,389,248,261	76

TOTAL	$1,939,389,391	100	$1,837,338,144	100

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017		2016
	Amount	%	Amount	%

NET REVENUE (Notes 5, 22 and 32)	$969,136,109	100	$936,387,291	100

COST OF REVENUE (Notes 5, 11, 29, 32 and 35)	490,196,856	51	474,552,913	51

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	478,939,253	49	461,834,378	49

UNREALIZED GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	(1,562)	—	(26,082)	—

GROSS PROFIT	478,937,691	49	461,808,296	49

OPERATING EXPENSES (Notes 5, 29, and 32)
Research and development	79,887,723	8	70,366,179	8
General and administrative	20,049,405	2	18,697,463	2
Marketing	3,048,781	1	3,098,086	—

Total operating expenses	102,985,909	11	92,161,728	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 23 and 29)	(1,261,665)	—	83,965	—

INCOME FROM OPERATIONS	374,690,117	38	369,730,533	39

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 12)	18,757,236	2	14,941,372	2
Other income (Note 24)	1,696,595	—	1,816,803	—
Foreign exchange gain (loss), net (Note 36)	(670,371)	—	609,345	—
Finance costs (Note 25)	(2,749,640)	—	(2,643,193)	—
Other gains and losses, net (Note 26)	1,592,239	—	734,100	—

Total non-operating income and expenses	18,626,059	2	15,458,427	2

INCOME BEFORE INCOME TAX	393,316,176	40	385,188,960	41

INCOME TAX EXPENSE (Notes 5 and 27)	50,204,700	5	50,941,780	5

NET INCOME	343,111,476	35	334,247,180	36

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017		2016
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 12, 19, 21 and 27)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	$(254,681)	—	$(1,057,220)	—
Share of other comprehensive loss of subsidiaries and associates	(20,853)	—	(19,961)	—
Income tax benefit related to items that will not be reclassified subsequently	30,562	—	126,867	—

	(244,972)	—	(950,314)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(28,270,770)	(3)	(9,439,776)	(1)
Changes in fair value of available-for-sale financial assets	(425,692)	—	47,506	—
Cash flow hedges	4,683	—	—	—
Share of other comprehensive income (loss) of subsidiaries and associates	123,804	—	(656,684)	—
Income tax expense related to items that may be reclassified subsequently	(3,536)	—	(61,176)	—

	(28,571,511)	(3)	(10,110,130)	(1)

Other comprehensive loss for the year, net of income tax	(28,816,483)	(3)	(11,060,444)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$314,294,993	32	$323,186,736	35

EARNINGS PER SHARE (NT$, Note 28)
Basic earnings per share	$13.23		$12.89

Diluted earnings per share	$13.23		$12.89

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-		Unearned Stock-Based
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Employee Compensation	Total	Total Equity

BALANCE, JANUARY 1, 2016	25,930,380	$259,303,805	$56,300,215	$177,640,561	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$—	$11,774,113	$1,221,671,719

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657,384	(30,657,384)	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6 per share	—	—	—	—	(155,582,283)	(155,582,283)	—	—	—	—	—	(155,582,283)

Total	—	—	—	30,657,384	(186,239,667)	(155,582,283)	—	—	—	—	—	(155,582,283)

Net income in 2016	—	—	—	—	334,247,180	334,247,180	—	—	—	—	—	334,247,180

Other comprehensive income (loss) in 2016, net of income tax	—	—	—	—	(950,314)	(950,314)	(9,378,712)	(732,130)	712	—	(10,110,130)	(11,060,444)

Total comprehensive income (loss) in 2016	—	—	—	—	333,296,866	333,296,866	(9,378,712)	(732,130)	712	—	(10,110,130)	323,186,736

Disposal of investments accounted for using equity method	—	—	(56,169)	—	—	—	—	—	—	—	—	(56,169)

Adjustments to share of changes in equities of associates	—	—	21,221	—	—	—	—	—	—	—	—	21,221

From share of changes in equities of subsidiaries	—	—	7,037	—	—	—	—	—	—	—	—	7,037

BALANCE, DECEMBER 31, 2016	25,930,380	259,303,805	56,272,304	208,297,945	863,710,224	1,072,008,169	1,661,237	2,641	105	—	1,663,983	1,389,248,261

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	33,424,718	(33,424,718)	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$7 per share	—	—	—	—	(181,512,663)	(181,512,663)	—	—	—	—	—	(181,512,663)

Total	—	—	—	33,424,718	(214,937,381)	(181,512,663)	—	—	—	—	—	(181,512,663)

Net income in 2017	—	—	—	—	343,111,476	343,111,476	—	—	—	—	—	343,111,476

Other comprehensive income (loss) in 2017, net of income tax	—	—	—	—	(244,972)	(244,972)	(28,358,917)	(216,715)	4,121	—	(28,571,511)	(28,816,483)

Total comprehensive income (loss) in 2017	—	—	—	—	342,866,504	342,866,504	(28,358,917)	(216,715)	4,121	—	(28,571,511)	314,294,993

Adjustments to share of changes in equities of associates	—	—	7,085	—	—	—	—	—	—	(10,290)	(10,290)	(3,205)

From share of changes in equities of subsidiaries	—	—	10,994	—	—	—	—	—	—	—	—	10,994

Donation from shareholders	—	—	19,153	—	—	—	—	—	—	—	—	19,153

BALANCE, DECEMBER 31, 2017	25,930,380	$259,303,805	$56,309,536	$241,722,663	$991,639,347	$1,233,362,010	$(26,697,680)	$(214,074)	$4,226	$(10,290)	$(26,917,818)	$1,522,057,533

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$393,316,176	$385,188,960
Adjustments for:
Depreciation expense	250,597,135	213,977,324
Amortization expense	4,325,028	3,724,066
Finance costs	2,749,640	2,643,193
Share of profits of subsidiaries and associates	(18,757,236)	(14,941,372)
Interest income	(1,554,792)	(1,683,150)
Loss (gain) on disposal or retirement of property, plant and equipment, net	1,008,989	(100,503)
Gain on disposal of intangible assets, net	(3,198)	—
Impairment loss on financial assets	6,137	4,537
Gain on disposal of available-for-sale financial assets, net	(115,690)	(101,411)
Loss on disposal of investments accounted for using equity method, net	—	296,065
Unrealized gross profit on sales to subsidiaries and associates	1,562	26,082
Gain on foreign exchange, net	(9,118,776)	(2,656,406)
Dividend income	(141,803)	(133,653)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(196,337)	(127,857)
Notes and accounts receivable, net	7,253,120	(20,448,337)
Receivables from related parties	(5,296,267)	(29,562,888)
Other receivables from related parties	(733,023)	(493,473)
Inventories	(23,793,099)	17,833,842
Other financial assets	2,029,903	(22,662)
Other current assets	510,739	18,337
Accounts payable	1,275,185	7,639,380
Payables to related parties	(10,337)	1,108,002
Salary and bonus payable	712,816	1,966,597
Accrued profit sharing bonus to employees and compensation to directors	593,231	1,881,697
Accrued expenses and other current liabilities	29,615,847	3,891,345
Provisions	(3,823,540)	7,961,632
Net defined benefit liability	44,615	46,163

Cash generated from operations	630,496,025	577,935,510
Income taxes paid	(61,695,694)	(45,387,724)

Net cash generated by operating activities	568,800,331	532,547,786

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	—	(172)
Held to maturity financial assets	(1,695,771)	(11,242,766)
Investments accounted for using equity method	—	(445,012)
Equity interest in subsidiary	—	(1,630,700)
Property, plant and equipment	(311,763,999)	(323,009,940)
Intangible assets	(4,351,050)	(4,207,065)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2017	2016

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$140,395	$126,289
Held-to-maturity financial assets	13,160,000	10,550,000
Equity interest in subsidiary	—	2,325
Property, plant and equipment	13,226,816	104,020
Intangible assets	27,409	—
Proceeds from return of capital of financial assets carried at cost	14,080	7,493
Derecognition of hedging derivative financial instruments	38,097	—
Interest received	1,552,725	1,748,570
Other dividends received	141,803	133,653
Dividends received from investments accounted for using equity method	5,005,132	5,469,549
Refundable deposits paid	(1,227,010)	(138,204)
Refundable deposits refunded	416,600	169,464
Decrease in receivables for temporary payments	—	47,924
Cash inflow from incorporation of subsidiary	—	396,262

Net cash used in investing activities	(285,314,773)	(321,918,310)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	10,394,485	18,968,936
Repayment of bonds	(38,100,000)	(12,000,000)
Interest paid	(2,916,969)	(2,644,187)
Guarantee deposits received	205,075	420,719
Guarantee deposits refunded	(89,507)	(421,002)
Cash dividends	(181,512,663)	(155,582,283)
Payment of partial acquisition of interests in subsidiaries	(82,433,287)	(74,130,714)
Proceeds from partial disposal of interests in subsidiaries	257,648	144,035
Donation from shareholders	7,938	—

Net cash used in financing activities	(294,187,280)	(225,244,496)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,701,722)	(14,615,020)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	249,878,563	264,493,583

CASH AND CASH EQUIVALENTS, END OF YEAR	$239,176,841	$249,878,563

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying parent company only financial statements were approved and authorized for issue by the Board of Directors on February 13, 2018.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the Company’s accounting policies:

1)	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers

The amendments stipulate that other companies or institutions of which the chairman of the board of directors or president serves as the chairman of the board of directors or the president, or is the spouse or second immediate family of the chairman of the board of directors or president of the Company are deemed to have a substantive related party relationship, unless it can be demonstrated that no control, joint control, or significant influence exists. Furthermore, the amendments require the disclosure of the names of the related parties and the relationship with whom the Company has transaction. If the transaction or balance with a specific related party is 10% or more of the Company’s respective total transaction or balance, such transaction should be separately disclosed by the name of each related party.

When the amendments are applied retrospectively from January 1, 2017, the disclosure of related party transactions is enhanced, please refer to Note 32.

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by FSC with effective date starting 2018

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRSs 2014-2016 Cycle	Note 1
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

Note 1:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9 “Financial Instruments” and related amendments

Classification, measurement and impairment of financial assets

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows.

The invested equity instruments should be measured at the fair value through profit or loss (FVTPL). However, the entity may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income (FVTOCI). All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost. If the credit risk on a financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument should be measured at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the loss allowance for that financial instrument should be measured at an amount equal to the lifetime expected credit losses. A simplified approach is allowed for accounts receivables and the loss allowance could be measured at an amount equal to lifetime expected credit losses.

The Company elects not to restate prior reporting period when applying the requirements for the classification, measurement and impairment of financial assets and financial liabilities under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application.

The anticipated impact on measurement categories, carrying amount and related reconciliation for each class of the Company’s financial assets and financial liabilities when retrospectively applying IFRS 9 on January 1, 2018 is detailed below:

	Measurement Category		Carrying Amount
Financial Assets	IAS 39	IFRS 9	IAS 39	IFRS 9	Note

Cash and cash equivalents	Loans and receivables	Amortized cost	$239,176,841	$239,176,841	(1)
Derivatives	Held for trading	Mandatorily at FVTPL	373,351	373,351
	Hedging instruments	Hedging instruments	7,378	7,378
Equity securities	Available-for-sale	FVTOCI	2,808,606	3,377,145	(2)
Notes and accounts receivable (including related parties), other receivables and refundable deposits	Loans and receivables	Amortized cost	123,199,044	123,443,817	(1)

Financial Liabilities
Derivatives	Held for trading	Mandatorily at FVTPL	18,764	18,764
	Hedging instruments	Hedging instruments	15,562	15,562
Short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits	Amortized cost	Amortized cost	294,856,247	294,856,247

Financial Assets	Carrying Amount as of December 31, 2017 (IAS 39)	Reclassifi- cations	Remea- surements	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note

FVTPL	$373,351	$—	$—	$373,351	$—	$—
FVTOCI	—	—	—	—	—	—
- Equity instruments
Add: From available for sale	—	2,808,606	568,539	3,377,145	534,270	34,269	(2)

	—	2,808,606	568,539	3,377,145	534,270	34,269

Amortized cost	—	—	—	—	—	—
Add: From loans and receivables	—	362,375,885	244,773	362,620,658	244,773	—	(1)

	—	362,375,885	244,773	362,620,658	244,773	—

Hedging instruments	7,378	—	—	7,378	—	—

Total	$380,729	$365,184,491	$813,312	$366,378,532	$779,043	$34,269

	Carrying Amount as of December 31, 2017 (IAS 39)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note

Investments accounted for using equity method	$463,986,364	$400,137	$464,386,501	$745,247	$(345,110)	(3)

(1)	Cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits were classified as loans and receivables under IAS 39 are now classified at amortized cost with assessment of future 12-month or lifetime expected credit loss under IFRS 9. As a result of retrospective application, the adjustments for accounts receivable would result in a decrease in loss of allowance of NT$244,773 thousand and an increase in retained earnings of NT$244,773 thousand on January 1, 2018.

(2)	As equity investments that were previously classified as available-for-sale financial assets under IAS 39 are not held for trading, the Company elected to designate all of these investments as at FVTOCI under IFRS 9. As a result, the related other equity-unrealized gain/loss on available-for-sale financial assets of NT$206,015 thousand is reclassified to increase other equity - unrealized gain/loss on financial assets at FVTOCI.

As equity investments previously measured at cost under IAS 39 are remeasured at fair value under IFRS 9, the adjustments would result in an increase in financial assets at FVTOCI of NT$568,539 thousand and an increase in other equity-unrealized gain/loss on financial assets at FVTOCI of NT$568,539 thousand on January 1, 2018.

For those equity investments previously classified as available-for-sale financial assets (including measured at cost financial assets) under IAS 39, the impairment losses that the Company had recognized have been accumulated in retained earnings. Since these investments were designated as at FVTOCI under IFRS 9 and no impairment assessment is required, the adjustments would result in a decrease in other equity - unrealized gain/loss on financial assets at FVTOCI of NT$534,270 thousand and an increase in retained earnings of NT$534,270 thousand on January 1, 2018.

(3)	With the retrospective adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company would result in an increase in investments accounted for using equity method of NT$400,137 thousand, a decrease in other equity- unrealized gain/loss on financial assets at FVTOCI of NT$765,199 thousand, an increase in other equity- unrealized gain/loss on available-for-sale financial assets of NT$420,089 thousand and an increase in retained earnings of NT$745,247 thousand on January 1, 2018.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way the hedging cost of derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

A preliminary assessment of the Company’s current hedging relationships indicates that they will qualify as continuing hedging relationships under IFRS 9. The Company will prospectively apply the requirements for hedge accounting upon initial application of IFRS 9.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when the entity satisfies a performance obligation.

The Company elects only to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and elects not to restate prior reporting period with the cumulative effect of the initial application recognized at the date of initial application.

The anticipated impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is detailed below:

	Carrying Amount as of December 31, 2017 (IAS 18 and revenue-related interpretations)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 15)	Note
Investments accounted for using equity method	$463,986,364	$32,029	$464,018,393	(1)

Total effect on assets		$32,029

Provisions - current	13,174,825	$(13,174,825)	—	(2)
Accrued expenses and other current liabilities	57,686,386	13,174,825	70,861,211	(2)

Total effect on liabilities		$—

Retained earnings	1,233,362,010	$32,029	1,233,394,039	(1)

Total effect on equity		$32,029

(1)	Prior to the application of IFRS 15, the Company recognizes revenue based on the accounting treatment of the sales of goods. Under IFRS 15, certain subsidiaries and associates accounted for using equity method will change to recognize revenue over time because customers are deemed to have control over the products when the products are manufactured. As a result, the Company will adjust related investments and equity accordingly.

(2)	Prior to the application of IFRS 15, the Company recognized the estimation of sales returns and allowance as provisions. Under IFRS 15, the Company recognizes such estimation as refund liability (classified under accrued expenses and other current liabilities).

Except for the aforementioned impact, as of the date the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

IFRS 16 “Leases”	January 1, 2019 (Note 2)
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

(Concluded)

Note 2:	On December 19, 2017, the FSC announced that IFRS 16 will take effect starting January 1, 2019.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the parent company only balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the parent company only statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the parent company only statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance

The accompanying parent company only financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting Standards Used in Preparation of the Parent Company Only Financial Statements”).

Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting parent company only financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at FVTPL”, “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Financial Instruments Designated as at Fair Value through Profit or Loss

A financial instrument may be designated as at FVTPL upon initial recognition. The financial instrument forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

Hedge Accounting

Cash Flow Hedge

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instruments expire or are sold, terminated, or exercised, or no longer meet the criteria for hedge accounting.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in subsidiaries and associates.

Investment in subsidiaries

A subsidiary is an entity that is controlled by the Company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the subsidiary had directly disposed of the related assets and liabilities.

When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.

Investment in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Company measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: buildings - 10 to 20 years; machinery and equipment - 2 to 5 years; and office equipment - 3 to 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash-generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Guarantee Deposit

Guarantee deposit mainly consists of cash received under deposit agreements with customers to ensure they have access to the Company’s specified capacity; and as guarantee of accounts receivable to ensure payment from customers. Cash received from customers is recorded as guarantee deposit upon receipt. Guarantee deposits are refunded to customers when terms and conditions set forth in the deposit agreements have been satisfied.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and tax credits for research and development expenses to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Insurance Claim

The Company recognizes insurance claim reimbursement for losses incurred related to disaster damages. Insurance claim reimbursements are recorded, net of any deductible amounts, at the time while there is evidence that the claim reimbursement is virtually certain to be received.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and the Company periodically reviews the adequacy of the estimation used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Net defined benefit liability and the resulting defined benefit costs under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and future salary increase rate. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2017	December 31, 2016

Cash and deposits in banks	$239,176,841	$245,520,074
Repurchase agreements collateralized by corporate bonds	—	2,361,250
Commercial paper	—	1,997,239

	$239,176,841	$249,878,563

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2017	December 31, 2016

Financial assets

Held for trading
Forward exchange contracts	$373,351	$140,094
Cross currency swap contracts	—	10,976

	$373,351	$151,070

Financial liabilities

Held for trading
Forward exchange contracts	$18,764	$62,441

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2017

Sell NT$/Buy EUR	January 2018 to February 2018	NT$6,002,786/EUR169,000
Sell NT$/Buy JPY	February 2018	NT$996,294/JPY3,800,000
Sell US$/Buy NT$	January 2018	US$1,643,000/NT$49,120,205

December 31, 2016

Sell NT$/Buy EUR	January 2017	NT$5,393,329/EUR159,400
Sell NT$/Buy JPY	January 2017	NT$7,314,841/JPY26,501,800
Sell US$/Buy EUR	January 2017	US$4,180/EUR4,000
Sell US$/Buy NT$	January 2017 to February 2017	US$420,000/NT$13,531,450

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2016

January 2017	US$170,000/NT$5,487,600	3.98%	—

8.	HELD-TO-MATURITY FINANCIAL ASSETS

December 31, 2016

Commercial paper	$8,628,176
Corporate bonds	2,819,362

$11,447,538

9.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

December 31, 2017

Financial assets- current

Cash flow hedges
Forward exchange contracts	$7,378

Financial liabilities- current

Cash flow hedges
Forward exchange contracts	$15,562

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2017

Sell NT$/Buy EUR	February 2018 to May 2018	NT$2,649,104/EUR75,000

10.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2017	December 31, 2016

Notes and accounts receivable	$27,124,552	$40,492,727
Allowance for doubtful receivables	(469,125)	(475,430)

Notes and accounts receivable, net	$26,655,427	$40,017,297

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. There was no impairment concern for the accounts receivable that were past due without recognizing a specific allowance for doubtful receivables since there was no significant change in the credit quality of its customers after the assessment. In addition, the Company’s subsidiary has obtained guarantee of NT$2,427,548 thousand against certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2017	December 31, 2016

Neither past due nor impaired	$19,632,314	$28,511,717
Past due but not impaired
Past due within 30 days	5,169,209	6,755,262
Past due 31-60 days	929,672	1,693,463
Past due 61-120 days	582,821	3,056,855
Past due over 121 days	341,411	—

	$26,655,427	$40,017,297

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2017	$—	$475,430	$475,430
Reversal/Write-off	—	(6,305)	(6,305)

Balance at December 31, 2017	$—	$469,125	$469,125

Balance at January 1, 2016	$8,393	$475,109	$483,502
Provision	—	321	321
Reversal/Write-off	(8,393)	—	(8,393)

Balance at December 31, 2016	$—	$475,430	$475,430

11.	INVENTORIES

	December 31, 2017	December 31, 2016

Finished goods	$9,596,837	$8,324,267
Work in process	52,166,234	32,317,210
Raw materials	6,566,716	3,864,429
Supplies and spare parts	1,967,658	1,998,440

	$70,297,445	$46,504,346

Reversal of write-down of inventories resulting from the increase in net realizable value (excluding earthquake losses) and write-down of inventories to net realizable value (excluding earthquake losses) in the amount of NT$878,346 thousand and NT$1,508,452 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2017 and 2016. Please refer to related earthquake losses in Note 35.

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2017	December 31, 2016

Subsidiaries	$446,148,086	$377,111,820
Associates	17,838,278	19,743,888

	$463,986,364	$396,855,708

a.	Investments in subsidiaries

Subsidiaries consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Subsidiaries	Principal Activities	Incorporation and Operation	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$309,211,877	$265,634,729	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	51,060,885	42,618,308	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	49,684,287	51,749,910	100%	100%
TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	26,493,740	6,331,094	100%	100%
VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsinchu, Taiwan	4,667,162	5,234,883	87%	87%
TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	4,001,003	4,340,303	100%	100%
TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	407,324	353,695	100%	100%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	320,533	467,171	98%	98%
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	152,836	219,350	98%	98%
TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	129,446	132,999	100%	100%
TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	39,210	35,706	100%	100%
TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	(20,217)	(6,328)	100%	100%
Venture Tech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	—	—	7%

			$446,148,086	$377,111,820

TSMC Solar Europe GmbH is under liquidation procedures.

VTA Holdings completed the liquidation procedures in April 2017.

To simplify investment structure, the Company acquired 253,120 thousand shares of VisEra Tech previously held by VisEra Holding Company (VisEra Holding) by NT$4,874,231 thousand in August 2016. The percentage of ownership held by the Company was 87%.

Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company and its subsidiaries will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016. In both 2017 and 2016, the Company continually increased its investment in TSMC Nanjing for the amount of NT$21,724,892 thousand and NT$6,435,200 thousand. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA).

To lower the hedging cost, in both of 2017 and 2016, the Company continually increased its investment in TSMC Global for the amount of NT$60,683,010 thousand and NT$64,451,983 thousand, respectively. This project was approved by the Investment Commission, MOEA.

b.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,568,344	$8,806,384	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	5,677,640	7,163,516	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,292,100	2,599,807	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,300,194	1,174,181	35%	35%

			$ 17,838,278	$ 19,743,888

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

To simplify investment structure, the Company acquired 18,504 thousand shares of Xintec previously held by VisEra Holding by NT$445,012 thousand in August 2016. The percentage of ownership held by the Company increased to 41.4%.

As of December 31, 2017, no investments in associates are individually material to the Company. As of December 31, 2016, the summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with the Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, which is adjusted by the Company using the equity method of accounting.

1)	VIS

December 31, 2016

Current assets	$25,662,921

Noncurrent assets	$9,501,442

Current liabilities	$5,476,672

Noncurrent liabilities	$804,107

Year Ended December 31,
2016

Net revenue	$25,828,634

Income from operations	$6,083,625

Net income	$5,520,645

Other comprehensive income	$5,592

Total comprehensive income	$5,526,237

Cash dividends received	$1,206,981

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate was as follows:

December 31, 2016

Net assets	$28,883,584
Percentage of ownership	28%

The Company’s share of net assets of the associate	8,179,830
Goodwill	626,554

Carrying amount of the investment	$8,806,384

2)	SSMC

December 31, 2016

Current assets	$14,585,150

Noncurrent assets	$5,360,076

Current liabilities	$1,746,602

Noncurrent liabilities	$286,340

Year Ended December 31,
2016

Net revenue	$14,045,927

Income from operations	$4,921,735

Net income	$4,918,140

Total comprehensive income	$4,918,140

Cash dividends received	$4,076,170

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate was as follows:

December 31, 2016

Net assets	$17,912,284
Percentage of ownership	39%

The Company’s share of net assets of the associate	6,948,175
Goodwill	213,984
Other adjustments	1,357

Carrying amount of the investment	$7,163,516

Aggregate information of associates that are not individually material was summarized as follows:

Year Ended December 31,
2016

The Company’s share of profits of associates	$42,457

The Company’s share of other comprehensive loss of associates	$(17,777)

The Company’s share of total comprehensive income of associates	$24,680

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2017	December 31, 2016

VIS	$30,638,751	$26,089,360

GUC	$11,905,404	$3,664,997

Xintec	$9,180,759	$3,622,227

13.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2017	$3,212,000	$281,936,412	$1,960,457,480	$31,830,657	$384,197,526	$2,661,634,075
Additions (Deductions)	—	75,491,595	458,690,837	7,888,336	(239,420,648)	302,650,120
Disposals or retirements	—	(36,957)	(49,921,595)	(315,776)	—	(50,274,328)

Balance at December 31, 2017	$3,212,000	$357,391,050	$2,369,226,722	$39,403,217	$144,776,878	$2,914,009,867

Accumulated depreciation and impairment

Balance at January 1, 2017	$—	$156,854,513	$1,504,061,808	$21,316,417	$—	$1,682,232,738
Additions	—	19,798,087	226,251,816	4,547,232	—	250,597,135
Disposals or retirements	—	(28,816)	(34,831,423)	(315,737)	—	(35,175,976)

Balance at December 31, 2017	$—	$176,623,784	$1,695,482,201	$25,547,912	$—	$1,897,653,897

Carrying amounts at December 31, 2017	$3,212,000	$180,767,266	$673,744,521	$13,855,305	$144,776,878	$1,016,355,970

Cost

Balance at January 1, 2016	$3,212,000	$272,949,721	$1,807,955,631	$27,809,576	$191,052,758	$2,302,979,686
Additions	—	9,000,012	155,226,807	4,264,166	193,144,768	361,635,753
Disposals or retirements	—	(13,321)	(2,724,958)	(243,085)	—	(2,981,364)

Balance at December 31, 2016	$3,212,000	$281,936,412	$1,960,457,480	$31,830,657	$384,197,526	$2,661,634,075

Accumulated depreciation and impairment

Balance at January 1, 2016	$—	$140,493,396	$1,313,095,298	$17,606,080	$—	$1,471,194,774
Additions	—	16,368,395	193,655,507	3,953,422	—	213,977,324
Disposals or retirements	—	(7,278)	(2,688,997)	(243,085)	—	(2,939,360)

Balance at December 31, 2016	$—	$156,854,513	$1,504,061,808	$21,316,417	$—	$1,682,232,738

Carrying amounts at December 31, 2016	$3,212,000	$125,081,899	$456,395,672	$10,514,240	$384,197,526	$979,401,337

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

14.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2017	$1,567,756	$9,490,320	$22,063,589	$5,241,203	$38,362,868
Additions	—	897,855	2,900,120	349,189	4,147,164

Balance at December 31, 2017	$1,567,756	$10,388,175	$24,963,709	$5,590,392	$42,510,032

Accumulated amortization and impairment

Balance at January 1, 2017	$—	$6,091,513	$17,991,500	$4,231,864	$28,314,877
Additions	—	1,548,262	2,290,957	485,809	4,325,028

Balance at December 31, 2017	$—	$7,639,775	$20,282,457	$4,717,673	$32,639,905

Carrying amounts at December 31, 2017	$1,567,756	$2,748,400	$4,681,252	$872,719	$9,870,127

Cost

Balance at January 1, 2016	$1,567,756	$8,399,059	$19,297,534	$4,722,667	$33,987,016
Additions	—	1,091,261	2,770,842	518,536	4,380,639
Retirements	—	—	(4,787)	—	(4,787)

Balance at December 31, 2016	$1,567,756	$9,490,320	$22,063,589	$5,241,203	$38,362,868

Accumulated amortization and impairment

Balance at January 1, 2016	$—	$4,724,143	$16,279,451	$3,592,004	$24,595,598
Additions	—	1,367,370	1,716,836	639,860	3,724,066
Retirements	—	—	(4,787)	—	(4,787)

Balance at December 31, 2016	$—	$6,091,513	$17,991,500	$4,231,864	$28,314,877

Carrying amounts at December 31, 2016	$1,567,756	$3,398,807	$4,072,089	$1,009,339	$10,047,991

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.5% and 8.4% in its test of impairment as of December 31, 2017 and 2016, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2017 and 2016, the Company did not recognize any impairment loss on goodwill.

15.	OTHER ASSETS

	December 31, 2017	December 31, 2016

Tax receivable	$1,992,258	$2,182,159
Prepaid expenses	492,247	821,648
Others	287	855

	$2,484,792	$3,004,662

16.	SHORT-TERM LOANS

	December 31, 2017	December 31, 2016

Unsecured loans
Amount	$63,766,850	$57,958,200

Original loan content
US$ (in thousands)	$2,150,000	$1,800,000
Annual interest rate	1.54%-1.82%	0.87%-1.07%
Maturity date	Due by February 2018	Due by January 2017

17.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances

Year ended December 31, 2017

Balance, beginning of year	$16,991,612
Provision	44,244,876
Payment	(48,061,663)

Balance, end of year	$13,174,825

Year ended December 31, 2016

Balance, beginning of year	$9,011,863
Provision	35,699,912
Payment	(27,720,163)

Balance, end of year	$16,991,612

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same year of the related product sales.

18.	BONDS PAYABLE

	December 31, 2017	December 31, 2016

Domestic unsecured bonds	$116,100,000	$154,200,000
Less: Current portion	(24,300,000)	(38,100,000)

	$91,800,000	$116,100,000

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000,000	1.29%	The same as above
	B	January 2012 to January 2019	7,000,000	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900,000	1.28%	The same as above
	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700,000	1.28%	The same as above
	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600,000	1.23%	The same as above
	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200,000	1.23%	The same as above
	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000,000	1.34%	The same as above
	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500,000	1.35%	The same as above
	B	September 2013 to September 2017	1,500,000	1.45%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-4	C	September 2013 to March 2019	$1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	The same as above
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually

(Concluded)

19.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of NT$1,905,444 thousand and NT$1,735,492 thousand for the years ended December 31, 2017 and 2016, respectively.

b.	Defined benefit plans

The Company has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2017	2016

Current service cost	$145,026	$132,786
Net interest expense	126,525	139,355

Components of defined benefit costs recognized in profit or loss	271,551	272,141

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	29,290	45,721
Actuarial loss arising from experience adjustments	483,846	38,195
Actuarial loss(gain) arising from changes in financial assumptions	(258,455)	694,632
Actuarial loss arising from changes in demographic assumptions	—	278,672

Components of defined benefit costs recognized in other comprehensive income	254,681	1,057,220

Total	$526,232	$1,329,361

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2017	2016

Cost of revenue	$175,357	$176,977
Research and development expenses	75,340	73,395
General and administrative expenses	16,669	17,367
Marketing expenses	4,185	4,402

	$271,551	$272,141

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2017	December 31, 2016

Present value of defined benefit obligation	$12,774,593	$12,480,480
Fair value of plan assets	(3,923,889)	(3,929,072)

Net defined benefit liability	$8,850,704	$8,551,408

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2017	2016

Balance, beginning of year	$12,480,480	$11,318,174
Current service cost	145,026	132,786
Interest expense	185,561	212,909
Remeasurement losses (gains):
Actuarial loss arising from experience adjustments	483,846	38,195
Actuarial loss (gain) arising from changes in financial assumptions	(258,455)	694,632
Actuarial loss arising from changes in demographic assumptions	—	278,672
Benefits paid from plan assets	(261,865)	(194,888)

Balance, end of year	$12,774,593	$12,480,480

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2017	2016

Balance, beginning of year	$3,929,072	$3,870,148
Interest income	59,036	73,554
Remeasurement losses:
Return on plan assets (excluding amounts included in net interest expense)	(29,290)	(45,721)
Contributions from employer	226,936	225,979
Benefits paid from plan assets	(261,865)	(194,888)

Balance, end of year	$3,923,889	$3,929,072

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2017	December 31, 2016

Cash	$707,477	$818,426
Equity instruments	1,993,336	1,852,950
Debt instruments	1,223,076	1,257,696

	$3,923,889	$3,929,072

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2017	December 31, 2016

Discount rate	1.65%	1.50%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$890,116 thousand and NT$970,282 thousand as of December 31, 2017 and 2016, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$873,801 thousand and NT$951,424 thousand as of December 31, 2017 and 2016, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.

The Company expects to make contributions of NT$233,745 thousand to the defined benefit plans in the next year starting from December 31, 2017. The weighted average duration of the defined benefit obligation is 13 years.

20.	GUARANTEE DEPOSITS

	December 31, 2017	December 31, 2016

Capacity guarantee	$13,346,550	$20,929,350
Others	282,572	176,992

	$13,629,122	$21,106,342

Current portion (classified under accrued expenses and other current liabilities)	$6,046,643	$6,439,800
Noncurrent portion	7,582,479	14,666,542

	$13,629,122	$21,106,342

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

21.	EQUITY

a.	Capital stock

	December 31, 2017	December 31, 2016

Authorized shares (in thousands)	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2017, 1,068,165 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,340,823 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2017	December 31, 2016

Additional paid-in capital	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From share of changes in equities of subsidiaries	118,792	107,798
From share of changes in equities of associates	289,240	282,155
Donations	19,208	55

	$56,309,536	$56,272,304

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of the Company’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to the Company’s Articles of Incorporation on earnings distribution policy had been approved by the Company’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 29.

The Company’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2016 and 2015 earnings have been approved by the Company’s shareholders in its meetings held on June 8, 2017 and June 7, 2016, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2016	Year 2015	Year 2016	Year 2015

Legal capital reserve	$33,424,718	$30,657,384
Cash dividends to shareholders	181,512,663	155,582,283	$7	$6

	$214,937,381	$186,239,667

The Company’s appropriations of earnings for 2017 had been approved in the meeting of the Board of Directors held on February 13, 2018. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2017	For Fiscal Year 2017

Legal capital reserve	$34,311,148
Special capital reserve	26,907,527
Cash dividends to shareholders	207,443,044	$8

	$268,661,719

The appropriations of earnings for 2017 are to be presented for approval in the Company’s shareholders’ meeting to be held on June 5, 2018 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$1,661,237	$2,641	$105	$—	$1,663,983
Exchange differences arising on translation of foreign operations	(28,270,770)	—	—	—	(28,270,770)
Changes in fair value of available-for-sale financial assets	—	(310,002)	—	—	(310,002)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(115,690)	—	—	(115,690)
Gain/(loss) arising on changes in the fair value of hedging instruments	—	—	99,534	—	99,534
Transferred to initial carrying amount of hedged items	—	—	(94,851)	—	(94,851)
Share of other comprehensive income (loss) of associates	(88,147)	211,951	—	—	123,804
Share of unearned stock-based employee compensation of associates	—	—	—	(10,290)	(10,290)
Income tax effect	—	(2,974)	(562)	—	(3,536)

Balance, end of year	$(26,697,680)	$(214,074)	$4,226	$(10,290)	$26,917,818

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(9,439,776)	—	—	(9,439,776)
Changes in fair value of available-for-sale financial assets	—	148,917	—	148,917
Cumulative gain reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(101,411)	—	(101,411)
Share of other comprehensive income (loss) of subsidiaries and associates	65,776	(714,991)	712	(648,503)
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4,712)	(3,469)	—	(8,181)
Income tax effect	—	(61,176)	—	(61,176)

Balance, end of year	$1,661,237	$2,641	$105	$1,663,983

The aforementioned other equity includes the changes in other equities of the Company and the Company’s share of its subsidiaries and associates.

22.	NET REVENUE

	Years Ended December 31
	2017	2016

Net revenue from sale of goods	$968,611,860	$935,864,491
Net revenue from royalties	524,249	522,800

	$969,136,109	$936,387,291

23.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2017	2016

Gain (loss) on disposal or retirement of property, plant and equipment, net	$(1,008,989)	$100,503
Others	(252,676)	(16,538)

	$(1,261,665)	$83,965

24.	OTHER INCOME

	Years Ended December 31
	2017	2016

Interest income
Bank deposits	$1,522,579	$1,634,873
Held-to-maturity financial assets	32,213	48,277

	1,554,792	1,683,150
Dividend income	141,803	133,653

	$1,696,595	$1,816,803

25.	FINANCE COSTS

	Years Ended December 31
	2017	2016

Interest expense
Corporate bonds	$1,967,750	$2,353,251
Bank loans	766,001	289,942
Related parties	15,889	—

	$2,749,640	$2,643,193

26.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2017	2016

Gain on disposal of financial assets, net
Available-for-sale financial assets	$115,690	$101,411
Other gains	245,483	125,282
Net gain (loss) on financial instruments at FVTPL
Held for trading	1,252,759	899,991
Designated as at FVTPL	—	(76,691)
Loss on disposal of investments accounted for using equity method, net	—	(296,065)
Impairment loss of financial assets
Financial assets carried at cost	(6,137)	(4,537)
Other losses	(15,556)	(15,291)

	$1,592,239	$734,100

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2017	2016

Current income tax expense
Current tax expense recognized in the current year	$55,187,468	$53,577,418
Income tax adjustments on prior years	(938,292)	(1,039,175)
Other income tax adjustments	150,168	168,040

	54,399,344	52,706,283

Deferred income tax benefit
The origination and reversal of temporary differences	(4,194,644)	(1,764,503)

Income tax expense recognized in profit or loss	$50,204,700	$50,941,780

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2017	2016

Income before tax	$393,316,176	$385,188,960

Income tax expense at the statutory rate (17%)	$66,863,750	$65,482,123
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(1,438,813)	121,152
Tax-exempt income	(16,467,720)	(19,075,801)
Additional income tax on unappropriated earnings	11,835,948	11,957,213

(Continued)

	Years Ended December 31
	2017	2016

The origination and reversal of temporary differences	$(4,194,644)	$(1,764,503)
Income tax credits	(5,605,697)	(4,907,269)

	50,992,824	51,812,915
Income tax adjustments on prior years	(938,292)	(1,039,175)
Other income tax adjustments	150,168	168,040

Income tax expense recognized in profit or loss	$50,204,700	$50,941,780

(Concluded)

In January 2018, it was announced that the Income Tax Law in the R.O.C. was amended and, starting from 2018, the corporate income tax rate will be adjusted from 17% to 20%. In addition, the tax rate applicable to unappropriated earnings will be reduced from 10% to 5%. Deferred tax assets and deferred tax liabilities recognized as of December 31, 2017 are expected to be adjusted and would increase by NT$1,464,963 thousand and NT$15,096 thousand, respectively, in 2018.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2017	2016

Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$30,562	$126,867
Related to unrealized gain/loss on available-for-sale financial assets	(2,974)	(61,176)
Related to gain/loss on cash flow hedges	(562)	—

	$27,026	$65,691

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2017	December 31, 2016

Deferred income tax assets

Temporary differences
Depreciation	$7,668,535	$3,284,735
Provision for sales returns and allowance	1,580,979	1,428,787
Net defined benefit liability	975,324	939,543
Unrealized loss on inventories	604,635	698,858
Others	—	94,858

	$10,829,473	$6,446,781

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(169,480)	$(48,736)
Available-for-sale financial assets	(95,421)	(92,447)
Cash flow hedges	(37,304)	—

	$(302,205)	$(141,183)

		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Balance, End of Year

Year Ended December 31, 2017

Deferred income tax assets
Temporary differences
Depreciation	$3,284,735	$4,383,800	$—	$7,668,535
Provision for sales returns and allowance	1,428,787	152,192	—	1,580,979
Net defined benefit liability	939,543	5,219	30,562	975,324
Unrealized loss on inventories	698,858	(94,223)	—	604,635
Others	94,858	(94,858)	—	—

	$ 6,446,781	$4,352,130	$30,562	$10,829,473

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(48,736)	$(120,744)	$—	$(169,480)
Available-for-sale financial assets	(92,447)	—	(2,974)	(95,421)
Cash flow hedges	—	(36,742)	(562)	(37,304)

	$(141,183)	$(157,486)	$(3,536)	$(302,205)

Year Ended December 31, 2016

Deferred income tax assets
Temporary differences
Depreciation	$1,874,632	$1,410,103	$—	$3,284,735
Provision for sales returns and allowance	1,081,423	347,364	—	1,428,787
Net defined benefit liability	895,486	(82,810)	126,867	939,543
Unrealized loss on inventories	573,243	125,615	—	698,858
Others	81,891	12,967	—	94,858

	$4,506,675	$1,813,239	$126,867	$6,446,781

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(31,271)	$—	$(61,176)	$(92,447)
Unrealized exchange gains	—	(48,736)	—	(48,736)

	$(31,271)	$(48,736)	$(61,176)	$(141,183)

d.	The deductible temporary differences for which no deferred income tax assets have been recognized

As of December 31, 2017 and 2016, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$26,536,307 thousand and NT$1,919,784 thousand, respectively.

e.	Unused tax-exemption information

As of December 31, 2017, the profits generated from the following projects of the Company are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2007	2014 to 2018
Construction and expansion of 2008	2015 to 2019
Construction and expansion of 2009	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2017 and 2016, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$95,003,344 thousand and NT$83,181,401 thousand, respectively.

g.	Integrated income tax information

	December 31, 2017	December 31, 2016
Balance of the Imputation
Credit Account	$114,264,283	$82,072,562

The estimated and actual creditable ratio for distribution of the Company’s earnings of 2017 and 2016 were 14.69% and 13.90%, respectively; while the creditable ratio for individual shareholders residing in the R.O.C. is half of the original creditable ratio according to the R.O.C. Income Tax Law. However, effective from January 1, 2018, integrated income tax system were abrogated and imputation credit account is no longer applicable based on amended R.O.C. Income Tax Law in January 2018.

All earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of the Company through 2014. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Years Ended December 31
	2017	2016

Basic EPS	$13.23	$12.89

Diluted EPS	$13.23	$12.89

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2017

Basic/Diluted EPS
Net income available to common shareholders	$343,111,476	25,930,380	$13.23

Year ended December 31, 2016

Basic/Diluted EPS
Net income available to common shareholders	$334,247,180	25,930,380	$12.89

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2017	2016

a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$231,042,615	$197,595,313
Recognized in operating expenses	19,490,010	16,357,124
Recognized in other operating income and expenses	64,510	24,887

	$250,597,135	$213,977,324

b. Amortization of intangible assets
Recognized in cost of revenue	$2,119,899	$2,014,814
Recognized in operating expenses	2,205,129	1,709,252

	$4,325,028	$3,724,066

c. Research and development expenses	$79,887,723	$70,366,179

d. Employee benefits expenses
Post-employment benefits
Defined contribution plans	$1,905,444	$1,735,492
Defined benefit plans	271,551	272,141

	2,176,995	2,007,633
Other employee benefits	90,611,476	86,133,216

	$92,788,471	$88,140,849

Employee benefits expense summarized by function
Recognized in cost of revenue	$55,902,877	$53,109,947
Recognized in operating expenses	36,885,594	35,030,902

	$92,788,471	$88,140,849

In accordance with the amendments to the R.O.C. Company Act in May 2015 and the amended the Company’s Articles of Incorporation approved by the Company’s shareholders in its meeting held on June 7, 2016, the Company shall allocate compensation to directors and profit sharing bonus to employees of the Company not more than 0.3% and not less than 1% of annual profits during the period, respectively.

The Company accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$23,019,082 thousand and NT$22,418,339 thousand for the years ended December 31, 2017 and 2016, respectively; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual parent company only financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Company’s profit sharing bonus to employees and compensation to directors in the amounts of NT$23,019,082 thousand and NT$368,919 thousand in cash for 2017, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively, had been approved by the Board of Directors of the Company held on February 13, 2018 and February 14, 2017, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2017 and 2016, respectively.

The Company’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, had been approved by the Board of Directors on February 2, 2016. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to the Company’s shareholders in its meeting held on June 7, 2016, after the amended the Company’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the parent company only financial statements for the year ended December 31, 2015.

The information about the appropriations of the Company’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

30.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

31.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2017	December 31, 2016

Financial assets
FVTPL	$373,351	$151,070
Available-for-sale financial assets (Note 1)	2,808,606	3,279,220
Held-to-maturity financial assets	—	11,447,538
Hedging derivative financial assets	7,378	—
Loans and receivables (Note 2)	362,375,885	380,199,491

	$365,565,220	$395,077,319

(Continued)

	December 31, 2017	December 31, 2016

Financial liabilities
FVTPL	$18,764	$62,441
Hedging derivative financial liabilities	15,562	—
Amortized cost (Note 3)	294,856,247	344,572,867

	$294,890,573	$344,635,308

(Concluded)

Note 1: Including financial assets carried at cost.

Note 2: Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 3: Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable, and guarantee deposits.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge its currency exposure.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the years ended December 31, 2017 and 2016 would have decreased by NT$849,248 thousand and NT$116,345 thousand, respectively, and the other comprehensive income for the year ended December 31, 2017 would have decreased by NT$265,875 thousand.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt at fixed interest rates and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows.

The Company classified its investments in fixed income securities as held-to-maturity financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2017 and 2016, the other comprehensive income would have decreased by NT$120,835 thousand and NT$141,570 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2017 and 2016, the Company’s ten largest customers both accounted for 74% of accounts receivable. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the concentration limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by limiting the exposure to any individual counterparty and by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, short-term available-for-sale financial assets and short-term held-to-maturity financial assets.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2017

Non-derivative financial liabilities

Short-term loans	$63,801,977	$—	$—	$—	$63,801,977
Accounts payable (including related parties)	30,434,887	—	—	—	30,434,887
Payables to contractors and equipment suppliers	50,363,976	—	—	—	50,363,976
Accrued expenses and other current liabilities	20,561,411	—	—	—	20,561,411
Bonds payable	25,791,842	68,378,787	7,777,715	18,203,601	120,151,945
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,046,643	7,498,840	83,639	—	13,629,122

	197,000,736	75,877,627	7,861,354	18,203,601	298,943,318

Derivative financial instruments

Forward exchange contracts
Outflows	48,169,933	—	—	—	48,169,933
Inflows	(48,530,989)	—	—	—	(48,530,989)

	(361,056)	—	—	—	(361,056)

	$196,639,680	$75,877,627	$7,861,354	$18,203,601	$298,582,262

December 31, 2016

Non-derivative financial liabilities

Short-term loans	$57,974,562	$—	$—	$—	$57,974,562
Accounts payable (including related parties)	29,373,925	—	—	—	29,373,925
Payables to contractors and equipment suppliers	62,449,143	—	—	—	62,449,143
Accrued expenses and other current liabilities	19,485,257	—	—	—	19,485,257
Bonds payable	40,067,749	61,831,777	35,340,742	22,979,426	160,219,694
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,439,800	13,056,592	1,609,950	—	21,106,342

	215,790,436	74,888,369	36,950,692	22,979,426	350,608,923

Derivative financial instruments

Forward exchange contracts
Outflows	26,366,343	—	—	—	26,366,343
Inflows	(26,490,320)	—	—	—	(26,490,320)

	(123,977)	—	—	—	(123,977)

Cross currency swap contracts
Outflows	5,478,066	—	—	—	5,478,066
Inflows	(5,487,600)	—	—	—	(5,487,600)

	(9,534)	—	—	—	(9,534)

	$215,656,925	$74,888,369	$36,950,692	$22,979,426	$350,475,412

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the parent company only balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$373,351	$—	$373,351

Available-for-sale financial assets

Publicly traded stocks	$2,393,555	$—	$—	$2,393,555

Hedging derivative financial assets

Cash flow hedges
Forward exchange contracts	$—	$7,378	$—	$7,378

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$18,764	$—	$18,764

Hedging derivative financial liabilities

Cash flow hedges
Forward exchange contracts	$—	$15,562	$—	$15,562

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$140,094	$—	$140,094
Cross currency swap contracts	—	10,976	—	10,976

	$—	$151,070	$—	$151,070

Available-for-sale financial assets

Publicly traded stocks	$2,843,952	$—	$—	$2,843,952

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$62,441	$—	$62,441

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2017 and 2016, respectively.

There were no purchases and disposals for assets classified as Level 3 for the years ended December 31, 2017 and 2016, respectively.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted curves that are derived from quoted market prices.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the parent company only financial statements that are not measured at fair value approximate their fair values.

	December 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Commercial paper	$—	$—	$8,628,176	$8,630,769
Corporate bonds	—	—	2,819,362	2,821,660

Financial liabilities

Measured at amortized cost
Bonds payable	116,100,000	118,020,699	154,200,000	155,930,125

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Financial liabilities

Measured at amortized cost
Bonds payable	$—	$118,020,699	$—	$118,020,699

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Commercial paper	$—	$8,630,769	$—	$8,630,769
Corporate bonds	—	2,821,660	—	2,821,660

	$—	$11,452,429	$—	$11,452,429

Financial liabilities

Measured at amortized cost
Bonds payable	$—	$155,930,125	$—	$155,930,125

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds and bonds payable as level 2. To have consistent comparative basis, the Company had revised prior year classification from level 1 to level 2.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds are determined by quoted market prices.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined by quoted market prices.

32.	RELATED PARTY TRANSACTIONS

The significant transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:

a.	Related party name and categories

Related Party Name	Related Party Categories

TSMC Global	Subsidiaries
TSMC China	Subsidiaries
TSMC Nanjing	Subsidiaries
VisEra Tech	Subsidiaries
TSMC North America	Subsidiaries
TSMC Europe	Subsidiaries
TSMC Japan	Subsidiaries
TSMC Korea	Subsidiaries
TSMC Solar Europe GmbH	Subsidiaries
TSMC Design Technology Canada Inc. (TSMC Canada)	Indirect Subsidiaries
TSMC Technology, Inc. (TSMC Technology)	Indirect Subsidiaries
WaferTech, LLC (WaferTech)	Indirect Subsidiaries
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Years Ended December 31
		2017	2016

Item	Related Party Name/Categories

Net revenue from sale of goods	TSMC North America	$650,351,537	$633,917,888
	Associates	6,941,089	5,084,397
	Other subsidiaries	487,112	5,687
	Other related parties	133	—

		$657,779,871	$639,007,972

Item	Related Party Categories

Net revenue from royalties	Associates	$482,537	$516,749
	Subsidiaries	264	355

		$482,801	$517,104

c.	Purchases

	Years Ended December 31
	2017	2016

Related Party Categories

Subsidiaries	$30,843,591	$27,788,470
Associates	9,903,917	10,107,719

	$40,747,508	$37,896,189

d.	Receivables from related parties

		December 31, 2017	December 31, 2016

Item	Related Party Name/Categories

Receivables from related	TSMC North America	$91,329,510	$85,874,678
parties	Associates	777,730	931,787
	Other subsidiaries	34,597	39,105

		$92,141,837	$86,845,570

Other receivables from related	TSMC Nanjing	$1,754,484	$—
parties	TSMC North America	1,246,101	800,657
	Associates	127,459	146,621
	Other subsidiaries	15,828	1,522

		$3,143,872	$948,800

e.	Payables to related parties

		December 31, 2017	December 31, 2016

Item	Related Party Name/Categories

Payables to related parties	TSMC China	$1,440,141	$1,775,774
	WaferTech	1,328,094	1,303,795
	Xintec	817,876	123,586
	VIS	409,950	587,407
	SSMC	406,959	505,655
	Other subsidiaries	405,127	499,679
	Other related parties	12,000	—
	Other associates	9,517	44,105

		$4,829,664	$4,840,001

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2017	2016

Related Party Name/Categories

TSMC Nanjing	$14,336,846	$—
Other subsidiaries	120,790	10,622
Associates	1,355	—

	$14,458,991	$10,622

	Gains
	Years Ended December 31
	2017	2016

Related Party Name/Categories

TSMC Nanjing	$81,272	$—
Other subsidiaries	50,361	49,108
Associates	1,355	—

	$132,988	$49,108

	Deferred Gains from Disposal of Property, Plant and Equipment
	December 31, 2017	December 31, 2016

Related Party Name/Categories

TSMC Nanjing	$574,633	$—
Other subsidiaries	192,554	144,689

	$767,187	$144,689

g.	Others

		Years Ended December 31
		2017	2016

Item	Related Party Name/Categories

Manufacturing expenses	Associates	$2,098,141	$1,376,763
	Subsidiaries	9,318	15,954

		$2,107,459	$1,392,717

Research and development	Subsidiaries	$2,205,906	$2,179,813
expenses	Associates	69,841	161,671

		$2,275,747	$2,341,484

Marketing expenses - commission	TSMC Europe	$437,561	$451,801
	Other subsidiaries	370,243	421,316

		$807,804	$873,117

General and administrative expenses	Other related parties	$101,500	$60,000
	Subsidiaries	3,910	—

		$105,410	$60,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2017 and 2016 were as follows:

	Years Ended December 31
	2017	2016

Short-term employee benefits	$2,071,171	$1,926,654
Post-employment benefits	3,375	3,617

	$2,074,546	$1,930,271

The compensation to directors and other key management personnel were determined by the Compensation Committee of the Company in accordance with the individual performance and the market trends.

33.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land and machinery and equipment.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2017	2016

Minimum lease payments	$1,748,190	$815,178

Future minimum lease payments under the above non-cancellable operating leases are as follows:
	December 31, 2017	December 31, 2016

Not later than 1 year	$2,622,896	$777,233
Later than 1 year and not later than 5 years	4,340,428	2,683,437
Later than 5 years	7,849,690	5,300,624

	$14,813,014	$8,761,294

34.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2017, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2017.

c.	The Company joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby the Company shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of September 30, 2017, the amount has been fully paid.

d.	In May 2017, Mr. Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company, TSMC North America and other companies infringe four U.S. patents. In response, the Company and TSMC North America filed a declaratory judgment complaint against Cohen in the U.S. District Court for the Northern District of California seeking a judgment declaring that there is no infringement of the same four patents. The Company also filed a motion to transfer Cohen’s lawsuit in the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Northern District of California. Cohen agreed to the transfer, and as of December 2017, the cases are consolidated and pending in the U.S. District Court for the Northern District of California. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	On September 28, 2017, the Company was contacted by the European Commission (“Commission”) for information and documents concerning alleged anti-competitive practices of the Company in relation to semiconductor sales. This proceeding is still in its preliminary stage, and it is premature to predict how the case will proceed, the outcome of the proceeding or its impact. The Company will continue to cooperate fully with the Commission.

f.	The Company entered into long-term purchase agreements of silicon wafer with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

g.	As of December 31, 2017, the Company provided financial guarantees of NT$34,107,850 thousand to its subsidiary, TSMC Global, in respect of the issuance of unsecured corporate bonds.

h.	As of December 31, 2017, the Company provided endorsement guarantees of NT$2,468,023 thousand to its subsidiary, TSMC North America, in respect of providing endorsement guarantees for office leasing contract.

35.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized earthquake losses of NT$2,492,138 thousand, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue. The related insurance claim was finalized in the first quarter of 2017, and the accumulated earthquake losses were NT$2,386,824 thousand, net of insurance claim. The Company recognized a reduction of such losses of NT$105,314 thousand for the three months ended March 31, 2017.

36.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

December 31, 2017

Financial assets

Monetary items
USD	$5,494,191	29.659	$162,952,207
EUR	236,279	35.45	8,376,078
JPY	34,012,314	0.2629	8,941,837
Non-monetary items
HKD	285,336	3.80	1,084,276

Financial liabilities

Monetary items
USD	3,880,441	29.659	115,090,012
EUR	410,686	35.45	14,558,807
JPY	35,365,911	0.2629	9,297,698

December 31, 2016

Financial assets

Monetary items
USD	4,583,146	32.199	147,572,712
EUR	19,545	34.30	670,405
JPY	36,963,829	0.2775	10,257,463
Non-monetary items
HKD	257,056	4.15	1,066,780

Financial liabilities

Monetary items
USD	3,981,333	32.199	128,194,952
EUR	183,821	34.30	6,305,052
JPY	60,843,106	0.2775	16,883,962

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

Please refer to the parent company only statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the years ended December 31, 2017 and 2016, respectively. Since there were varieties of foreign currency transactions of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

37.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for the Company:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 9;

j.	Names, locations, and related information of investees over which the Company exercises significant influence (excluding information on investment in mainland China): Please see Table 8 attached;

k.	Information on investment in mainland China

1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 32.

38.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Financing	Counter-	Financial Statement	Related	Maximum Balance for the Period (Foreign Currencies in Thousands)		Ending Balance (Foreign Currencies in Thousands)		Amount Actually Drawn (Foreign Currencies in	Interest	Nature for Financing	Transaction	Reason for Financing	Allowance for Bad	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits
No.	Company	party	Account	Party	(Note 3)		(Note 3)		Thousands)	Rate	(Note 4)	Amounts	(Note 4)	Debt	Item	Value	(Notes 1 and 2)	(Notes 1 and 2)
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	20,950,700 4,600,000)	$ (RMB	20,950,700 4,600,000)	$20,039,800 ( RMB 4,400,000)	1.3%-1.5%	The need for short-term / long-term financing	$—	Operating capital	$—	—	$—	$51,161,815	$51,161,815
2	TSMC Global	TSMC	Other receivables from related parties	Yes	( US$	44,488,500 1,500,000)	( US$	44,488,500 1,500,000)	—	1.08%-1.45%	The need for short-term financing	—	Operating capital	—	—	—	309,211,877	309,211,877

Note 1:	The total amount available for lending purpose shall not exceed the net worth of TSMC China. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to any such subsidiary of TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC, which are not located in Taiwan, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending to such borrowers and the total amount lendable to each of such borrowers still shall not exceed the net worth of TSMC China.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Global. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While TSMC, or foreign subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not be subject to this restriction, their total borrowing amount still shall not exceed the net worth of TSMC Global. Notwithstanding the foregoing, the aggregate amount for lending to Taiwan companies other than TSMC shall not exceed forty percent (40%) of the net worth of TSMC Global.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 4:	The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$380,514,383	$ (US$	34,107,850 1,150,000)	$ (US$	34,107,850 1,150,000)	$ (US$	34,107,850 1,150,000)	$—	2.24%	$380,514,383	Yes	No	No
		TSMC North America	Subsidiary	380,514,383	(US$	2,468,023 83,213)	(US$	2,468,023 83,213)	(US$	2,468,023 83,213)	—	0.16%	380,514,383	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC	Common stock
	Motech	—	Available-for-sale financial assets	58,320		$1,309,279	12		$1,309,279
	Semiconductor Manufacturing International Corporation	—	”	21,105		1,084,276	—		1,084,276
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	”	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	”	1,152		4,041	2		4,041

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		6,975	12		6,975
	Crimson Asia Capital	—	”	—		6,410	1		6,410

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	12		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	8,607	9	US$	8,607
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	4,270	6	US$	4,270

TSMC Global	Corporate bond
	Morgan Stanley	—	Available-for-sale financial assets	—	US$	43,115	N/A	US$	43,115
	Bank of America Corp	—	”	—	US$	42,703	N/A	US$	42,703
	JPMorgan Chase & Co	—	”	—	US$	40,101	N/A	US$	40,101
	Goldman Sachs Group Inc/The	—	”	—	US$	38,465	N/A	US$	38,465
	Citigroup Inc	—	”	—	US$	29,911	N/A	US$	29,911
	AT&T Inc	—	”	—	US$	26,867	N/A	US$	26,867
	Ford Motor Credit Co LLC	—	”	—	US$	18,533	N/A	US$	18,533
	Verizon Communications Inc	—	”	—	US$	18,298	N/A	US$	18,298
	BAT Capital Corp	—	”	—	US$	17,024	N/A	US$	17,024
	Apple Inc	—	”	—	US$	16,463	N/A	US$	16,463
	PNC Bank NA	—	”	—	US$	14,412	N/A	US$	14,412
	Credit Suisse AG/New York NY	—	”	—	US$	13,623	N/A	US$	13,623
	Anheuser-Busch InBev Finance Inc	—	”	—	US$	13,406	N/A	US$	13,406
	Tyson Foods Inc	—	”	—	US$	12,214	N/A	US$	12,214
	Southern Co/The	—	”	—	US$	12,015	N/A	US$	12,015
	AbbVie Inc	—	”	—	US$	11,097	N/A	US$	11,097
	Asian Development Bank	—	”	—	US$	11,073	N/A	US$	11,073
	Mitsubishi UFJ Financial Group Inc	—	”	—	US$	10,791	N/A	US$	10,791
	Capital One NA/Mclean VA	—	”	—	US$	10,465	N/A	US$	10,465
	Westpac Banking Corp	—	”	—	US$	10,464	N/A	US$	10,464
	Cardinal Health Inc	—	”	—	US$	10,383	N/A	US$	10,383
	BP Capital Markets PLC	—	”	—	US$	10,264	N/A	US$	10,264
	CVS Health Corp	—	”	—	US$	10,018	N/A	US$	10,018
	Wells Fargo & Co	—	”	—	US$	9,868	N/A	US$	9,868
	Svenska Handelsbanken AB	—	”	—	US$	9,862	N/A	US$	9,862
	Aviation Capital Group Corp	—	”	—	US$	9,620	N/A	US$	9,620
	American International Group Inc	—	”	—	US$	9,410	N/A	US$	9,410
	Sumitomo Mitsui Financial Group Inc	—	”	—	US$	9,396	N/A	US$	9,396
	Microsoft Corp	—	”	—	US$	9,301	N/A	US$	9,301

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	HSBC Holdings PLC	—	Available-for-sale financial assets	—	US$	9,099	N/A	US$	9,099
	ERAC USA Finance LLC	—	”	—	US$	8,759	N/A	US$	8,759
	Dominion Energy Inc	—	”	—	US$	8,626	N/A	US$	8,626
	Hewlett Packard Enterprise Co	—	”	—	US$	8,604	N/A	US$	8,604
	Ventas Realty LP / Ventas Capital Corp	—	”	—	US$	8,506	N/A	US$	8,506
	Duke Energy Corp	—	”	—	US$	8,337	N/A	US$	8,337
	Daimler Finance North America LLC	—	”	—	US$	8,041	N/A	US$	8,041
	International Bank for Reconstruction & Development	—	”	—	US$	7,992	N/A	US$	7,992
	Huntington National Bank/The	—	”	—	US$	7,873	N/A	US$	7,873
	Oracle Corp	—	”	—	US$	7,794	N/A	US$	7,794
	UBS Group Funding Switzerland AG	—	”	—	US$	7,505	N/A	US$	7,505
	ANZ New Zealand Int’l Ltd/London	—	”	—	US$	7,353	N/A	US$	7,353
	Toronto-Dominion Bank/The	—	”	—	US$	7,327	N/A	US$	7,327
	Deutsche Telekom International Finance BV	—	”	—	US$	7,252	N/A	US$	7,252
	ABN AMRO Bank NV	—	”	—	US$	7,100	N/A	US$	7,100
	Siemens Financieringsmaatschappij NV	—	”	—	US$	7,073	N/A	US$	7,073
	Banque Federative du Credit Mutuel SA	—	”	—	US$	7,072	N/A	US$	7,072
	Reckitt Benckiser Treasury Services PLC	—	”	—	US$	7,010	N/A	US$	7,010
	Barclays PLC	—	”	—	US$	6,994	N/A	US$	6,994
	Hyundai Capital America	—	”	—	US$	6,971	N/A	US$	6,971
	Air Lease Corp	—	”	—	US$	6,971	N/A	US$	6,971
	Marriott International Inc/MD	—	”	—	US$	6,900	N/A	US$	6,900
	21st Century Fox America Inc	—	”	—	US$	6,882	N/A	US$	6,882
	QUALCOMM Inc	—	”	—	US$	6,866	N/A	US$	6,866
	Citizens Bank NA/Providence RI	—	”	—	US$	6,726	N/A	US$	6,726
	Fifth Third Bancorp	—	”	—	US$	6,543	N/A	US$	6,543
	Skandinaviska Enskilda Banken AB	—	”	—	US$	6,531	N/A	US$	6,531
	Mizuho Financial Group Inc	—	”	—	US$	6,484	N/A	US$	6,484
	Reliance Standard Life Global Funding II	—	”	—	US$	6,483	N/A	US$	6,483
	Banco Santander SA	—	”	—	US$	6,347	N/A	US$	6,347
	Dow Chemical Co/The	—	”	—	US$	6,336	N/A	US$	6,336
	Bank of New York Mellon Corp/The	—	”	—	US$	6,306	N/A	US$	6,306
	Welltower Inc	—	”	—	US$	6,301	N/A	US$	6,301
	Santander UK Group Holdings PLC	—	”	—	US$	6,219	N/A	US$	6,219
	Celgene Corp	—	”	—	US$	6,181	N/A	US$	6,181
	Northrop Grumman Corp	—	”	—	US$	6,180	N/A	US$	6,180
	SMBC Aviation Capital Finance DAC	—	”	—	US$	5,938	N/A	US$	5,938
	Manufacturers & Traders Trust Co	—	”	—	US$	5,925	N/A	US$	5,925
	KeyCorp	—	”	—	US$	5,901	N/A	US$	5,901
	UBS AG/London	—	”	—	US$	5,858	N/A	US$	5,858
	NextEra Energy Capital Holdings Inc	—	”	—	US$	5,847	N/A	US$	5,847
	Schlumberger Holdings Corp	—	”	—	US$	5,769	N/A	US$	5,769
	Danone SA	—	”	—	US$	5,768	N/A	US$	5,768
	Aspen Insurance Holdings Ltd	—	”	—	US$	5,723	N/A	US$	5,723
	Santander UK PLC	—	”	—	US$	5,675	N/A	US$	5,675
	Toyota Motor Credit Corp	—	”	—	US$	5,643	N/A	US$	5,643
	Penske Truck Leasing Co Lp / PTL Finance Corp	—	”	—	US$	5,605	N/A	US$	5,605
	Nordea Bank AB	—	”	—	US$	5,571	N/A	US$	5,571
	ITC Holdings Corp	—	”	—	US$	5,536	N/A	US$	5,536
	McCormick & Co Inc/MD	—	”	—	US$	5,297	N/A	US$	5,297
	Montpelier Re Holdings Ltd	—	”	—	US$	5,259	N/A	US$	5,259
	Amgen Inc	—	”	—	US$	5,243	N/A	US$	5,243
	Jackson National Life Global Funding	—	”	—	US$	5,145	N/A	US$	5,145
	Branch Banking & Trust Co	—	”	—	US$	5,089	N/A	US$	5,089
	Cigna Corp	—	”	—	US$	5,065	N/A	US$	5,065
	Rockwell Collins Inc	—	”	—	US$	5,043	N/A	US$	5,043
	KeyBank NA/Cleveland OH	—	”	—	US$	5,032	N/A	US$	5,032
	UBS AG/Stamford CT	—	”	—	US$	5,005	N/A	US$	5,005
	International Finance Corp	—	”	—	US$	5,000	N/A	US$	5,000

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Analog Devices Inc	—	Available-for-sale financial assets	—	US$	4,948	N/A	US$	4,948
	US Bancorp	—	”	—	US$	4,935	N/A	US$	4,935
	Cox Communications Inc	—	”	—	US$	4,917	N/A	US$	4,917
	Macquarie Group Ltd	—	”	—	US$	4,908	N/A	US$	4,908
	Five Corners Funding Trust	—	”	—	US$	4,819	N/A	US$	4,819
	American Express Credit Corp	—	”	—	US$	4,782	N/A	US$	4,782
	Air Liquide Finance SA	—	”	—	US$	4,740	N/A	US$	4,740
	Shell International Finance BV	—	”	—	US$	4,735	N/A	US$	4,735
	Citibank NA	—	”	—	US$	4,724	N/A	US$	4,724
	European Investment Bank	—	”	—	US$	4,689	N/A	US$	4,689
	Ontario Teachers’ Cadillac Fairview Properties Trust	—	”	—	US$	4,659	N/A	US$	4,659
	SunTrust Banks Inc	—	”	—	US$	4,642	N/A	US$	4,642
	Lam Research Corp	—	”	—	US$	4,587	N/A	US$	4,587
	AEP Texas Inc	—	”	—	US$	4,583	N/A	US$	4,583
	Ryder System Inc	—	”	—	US$	4,472	N/A	US$	4,472
	New York Life Global Funding	—	”	—	US$	4,446	N/A	US$	4,446
	Royal Bank of Canada	—	”	—	US$	4,391	N/A	US$	4,391
	US Bank NA/Cincinnati OH	—	”	—	US$	4,367	N/A	US$	4,367
	Lloyds Bank PLC	—	”	—	US$	4,208	N/A	US$	4,208
	Enterprise Products Operating LLC	—	”	—	US$	4,119	N/A	US$	4,119
	Exelon Generation Co LLC	—	”	—	US$	4,098	N/A	US$	4,098
	Intel Corp	—	”	—	US$	3,990	N/A	US$	3,990
	Mondelez International Holdings Netherlands BV	—	”	—	US$	3,982	N/A	US$	3,982
	Intercontinental Exchange Inc	—	”	—	US$	3,961	N/A	US$	3,961
	BB&T Corp	—	”	—	US$	3,939	N/A	US$	3,939
	Edison International	—	”	—	US$	3,911	N/A	US$	3,911
	Wells Fargo Bank NA	—	”	—	US$	3,888	N/A	US$	3,888
	Express Scripts Holding Co	—	”	—	US$	3,864	N/A	US$	3,864
	Bank of Nova Scotia	—	”	—	US$	3,825	N/A	US$	3,825
	Suncorp-Metway Ltd	—	”	—	US$	3,787	N/A	US$	3,787
	Husky Energy Inc	—	”	—	US$	3,738	N/A	US$	3,738
	Alimentation Couche-Tard Inc	—	”	—	US$	3,736	N/A	US$	3,736
	Credit Agricole SA/London	—	”	—	US$	3,663	N/A	US$	3,663
	Canadian Imperial Bank of Commerce	—	”	—	US$	3,609	N/A	US$	3,609
	Pacific Gas & Electric Co	—	”	—	US$	3,587	N/A	US$	3,587
	Protective Life Global Funding	—	”	—	US$	3,574	N/A	US$	3,574
	Nuveen Finance LLC	—	”	—	US$	3,568	N/A	US$	3,568
	SES GLOBAL Americas Holdings GP	—	”	—	US$	3,521	N/A	US$	3,521
	LyondellBasell Industries NV	—	”	—	US$	3,515	N/A	US$	3,515
	Sprint Spectrum Co LLC / Sprint Spectrum Co II LLC / Sprint Spectrum Co III LLC	—	”	—	US$	3,481	N/A	US$	3,481
	Kroger Co/The	—	”	—	US$	3,360	N/A	US$	3,360
	State Street Corp	—	”	—	US$	3,355	N/A	US$	3,355
	Digital Realty Trust LP	—	”	—	US$	3,225	N/A	US$	3,225
	DXC Technology Co	—	”	—	US$	3,122	N/A	US$	3,122
	BNP Paribas SA	—	”	—	US$	3,115	N/A	US$	3,115
	Anheuser-Busch InBev Worldwide Inc	—	”	—	US$	3,020	N/A	US$	3,020
	Macquarie Bank Ltd	—	”	—	US$	3,012	N/A	US$	3,012
	Time Warner Inc	—	”	—	US$	2,995	N/A	US$	2,995
	Enel Finance International NV	—	”	—	US$	2,990	N/A	US$	2,990
	Anthem Inc	—	”	—	US$	2,924	N/A	US$	2,924
	Aetna Inc	—	”	—	US$	2,882	N/A	US$	2,882
	Delta Air Lines 2007-1 Class A Pass Through Trust	—	”	—	US$	2,865	N/A	US$	2,865
	Lloyds Banking Group PLC	—	”	—	US$	2,777	N/A	US$	2,777
	BMW US Capital LLC	—	”	—	US$	2,719	N/A	US$	2,719
	AutoZone Inc	—	”	—	US$	2,693	N/A	US$	2,693
	Fifth Third Bank/Cincinnati OH	—	”	—	US$	2,689	N/A	US$	2,689
	PartnerRe Finance B LLC	—	”	—	US$	2,657	N/A	US$	2,657
	NiSource Finance Corp	—	”	—	US$	2,589	N/A	US$	2,589

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Realty Income Corp	—	Available-for-sale financial assets	—	US$	2,556	N/A	US$	2,556
	Metropolitan Life Global Funding I	—	”	—	US$	2,519	N/A	US$	2,519
	Capital One Financial Corp	—	”	—	US$	2,501	N/A	US$	2,501
	Credit Suisse Group Funding Guernsey Ltd	—	”	—	US$	2,490	N/A	US$	2,490
	Wm Wrigley Jr Co	—	”	—	US$	2,489	N/A	US$	2,489
	UnitedHealth Group Inc	—	”	—	US$	2,485	N/A	US$	2,485
	Eastman Chemical Co	—	”	—	US$	2,439	N/A	US$	2,439
	Xylem Inc/NY	—	”	—	US$	2,426	N/A	US$	2,426
	EI du Pont de Nemours & Co	—	”	—	US$	2,337	N/A	US$	2,337
	NBCUniversal Media LLC	—	”	—	US$	2,331	N/A	US$	2,331
	National Australia Bank Ltd/New York	—	”	—	US$	2,317	N/A	US$	2,317
	Bank of Tokyo-Mitsubishi UFJ Ltd/The	—	”	—	US$	2,301	N/A	US$	2,301
	Simon Property Group LP	—	”	—	US$	2,300	N/A	US$	2,300
	Voya Financial Inc	—	”	—	US$	2,289	N/A	US$	2,289
	Kimco Realty Corp	—	”	—	US$	2,280	N/A	US$	2,280
	ING Groep NV	—	”	—	US$	2,241	N/A	US$	2,241
	Inter American Development Bank	—	”	—	US$	2,227	N/A	US$	2,227
	Cintas Corp No 2	—	”	—	US$	2,218	N/A	US$	2,218
	Pricoa Global Funding I	—	”	—	US$	2,206	N/A	US$	2,206
	ProAssurance Corp	—	”	—	US$	2,150	N/A	US$	2,150
	WR Berkley Corp	—	”	—	US$	2,136	N/A	US$	2,136
	Bank of Montreal	—	”	—	US$	2,130	N/A	US$	2,130
	HCP Inc	—	”	—	US$	2,113	N/A	US$	2,113
	Sysco Corp	—	”	—	US$	2,005	N/A	US$	2,005
	British Telecommunications PLC	—	”	—	US$	2,002	N/A	US$	2,002
	Johnson Controls International plc	—	”	—	US$	2,001	N/A	US$	2,001
	Danske Bank A/S	—	”	—	US$	1,962	N/A	US$	1,962
	American Airlines 2013-2 Class A Pass Through Trust	—	”	—	US$	1,960	N/A	US$	1,960
	Duke Realty LP	—	”	—	US$	1,954	N/A	US$	1,954
	Stryker Corp	—	”	—	US$	1,947	N/A	US$	1,947
	BPCE SA	—	”	—	US$	1,924	N/A	US$	1,924
	Magellan Midstream Partners LP	—	”	—	US$	1,920	N/A	US$	1,920
	Societe Generale SA	—	”	—	US$	1,913	N/A	US$	1,913
	Bear Stearns Cos LLC/The	—	”	—	US$	1,908	N/A	US$	1,908
	SunTrust Bank/Atlanta GA	—	”	—	US$	1,836	N/A	US$	1,836
	WestRock RKT Co	—	”	—	US$	1,832	N/A	US$	1,832
	Orange SA	—	”	—	US$	1,831	N/A	US$	1,831
	Philip Morris International Inc	—	”	—	US$	1,809	N/A	US$	1,809
	Australia & New Zealand Banking Group Ltd/New York NY	—	”	—	US$	1,794	N/A	US$	1,794
	Brambles USA Inc	—	”	—	US$	1,791	N/A	US$	1,791
	State Grid Overseas Investment Ltd	—	”	—	US$	1,775	N/A	US$	1,775
	Visa Inc	—	”	—	US$	1,773	N/A	US$	1,773
	Dominion Energy Gas Holdings LLC	—	”	—	US$	1,762	N/A	US$	1,762
	United Technologies Corp	—	”	—	US$	1,761	N/A	US$	1,761
	Regency Centers LP	—	”	—	US$	1,758	N/A	US$	1,758
	Commonwealth Bank of Australia/New York NY	—	”	—	US$	1,751	N/A	US$	1,751
	Alterra Finance LLC	—	”	—	US$	1,741	N/A	US$	1,741
	Regions Financial Corp	—	”	—	US$	1,708	N/A	US$	1,708
	Sumitomo Mitsui Trust Bank Ltd	—	”	—	US$	1,691	N/A	US$	1,691
	Sumitomo Mitsui Banking Corp	—	”	—	US$	1,629	N/A	US$	1,629
	Amazon.com Inc	—	”	—	US$	1,626	N/A	US$	1,626
	Gilead Sciences Inc	—	”	—	US$	1,608	N/A	US$	1,608
	Weyerhaeuser Co	—	”	—	US$	1,602	N/A	US$	1,602
	BAT International Finance PLC	—	”	—	US$	1,594	N/A	US$	1,594
	Principal Life Global Funding II	—	”	—	US$	1,588	N/A	US$	1,588
	Caterpillar Financial Services Corp	—	”	—	US$	1,536	N/A	US$	1,536
	Chevron Corp	—	”	—	US$	1,532	N/A	US$	1,532
	O’Reilly Automotive Inc	—	”	—	US$	1,527	N/A	US$	1,527
	PSEG Power LLC	—	”	—	US$	1,510	N/A	US$	1,510

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	McKesson Corp	—	Available-for-sale financial assets	—	US$	1,500	N/A	US$	1,500
	Harley-Davidson Financial Services Inc	—	”	—	US$	1,498	N/A	US$	1,498
	Standard Chartered PLC	—	”	—	US$	1,497	N/A	US$	1,497
	CBS Corp	—	”	—	US$	1,495	N/A	US$	1,495
	HSBC USA Inc	—	”	—	US$	1,470	N/A	US$	1,470
	Guardian Life Global Funding	—	”	—	US$	1,469	N/A	US$	1,469
	HSBC Bank PLC	—	”	—	US$	1,459	N/A	US$	1,459
	Cooperatieve Rabobank UA/NY	—	”	—	US$	1,450	N/A	US$	1,450
	Oesterreichische Kontrollbank AG	—	”	—	US$	1,444	N/A	US$	1,444
	Monongahela Power Co	—	”	—	US$	1,429	N/A	US$	1,429
	Texas Eastern Transmission LP	—	”	—	US$	1,408	N/A	US$	1,408
	Georgia-Pacific LLC	—	”	—	US$	1,401	N/A	US$	1,401
	AIG Global Funding	—	”	—	US$	1,387	N/A	US$	1,387
	Cboe Global Markets Inc	—	”	—	US$	1,366	N/A	US$	1,366
	Entergy Arkansas Inc	—	”	—	US$	1,284	N/A	US$	1,284
	GATX Corp	—	”	—	US$	1,277	N/A	US$	1,277
	Entergy Corp	—	”	—	US$	1,273	N/A	US$	1,273
	Western Union Co/The	—	”	—	US$	1,266	N/A	US$	1,266
	Nissan Motor Acceptance Corp	—	”	—	US$	1,261	N/A	US$	1,261
	Comcast Corp	—	”	—	US$	1,256	N/A	US$	1,256
	Consolidated Edison Inc	—	”	—	US$	1,213	N/A	US$	1,213
	Glencore Funding LLC	—	”	—	US$	1,206	N/A	US$	1,206
	Sempra Energy	—	”	—	US$	1,179	N/A	US$	1,179
	Public Service Enterprise Group Inc	—	”	—	US$	1,136	N/A	US$	1,136
	Kreditanstalt fuer Wiederaufbau	—	”	—	US$	1,134	N/A	US$	1,134
	ERP Operating LP	—	”	—	US$	1,118	N/A	US$	1,118
	Wesfarmers Ltd	—	”	—	US$	1,095	N/A	US$	1,095
	Marsh & McLennan Cos Inc	—	”	—	US$	1,085	N/A	US$	1,085
	International Paper Co	—	”	—	US$	1,075	N/A	US$	1,075
	Glencore Finance Canada Ltd	—	”	—	US$	1,067	N/A	US$	1,067
	African Development Bank	—	”	—	US$	1,064	N/A	US$	1,064
	CA Inc	—	”	—	US$	1,064	N/A	US$	1,064
	General Electric Co	—	”	—	US$	1,050	N/A	US$	1,050
	Merck & Co Inc	—	”	—	US$	1,049	N/A	US$	1,049
	EOG Resources Inc	—	”	—	US$	1,042	N/A	US$	1,042
	Commonwealth Edison Co	—	”	—	US$	1,037	N/A	US$	1,037
	Athene Global Funding	—	”	—	US$	1,032	N/A	US$	1,032
	Lincoln National Corp	—	”	—	US$	1,029	N/A	US$	1,029
	Statoil ASA	—	”	—	US$	1,016	N/A	US$	1,016
	Biogen Inc	—	”	—	US$	1,013	N/A	US$	1,013
	Berkshire Hathaway Energy Co	—	”	—	US$	1,009	N/A	US$	1,009
	Unum Group	—	”	—	US$	1,007	N/A	US$	1,007
	Tencent Holdings Ltd	—	”	—	US$	1,006	N/A	US$	1,006
	Ares Capital Corp	—	”	—	US$	1,004	N/A	US$	1,004
	Laboratory Corp of America Holdings	—	”	—	US$	1,002	N/A	US$	1,002
	Home Depot Inc/The	—	”	—	US$	1,000	N/A	US$	1,000
	John Deere Capital Corp	—	”	—	US$	999	N/A	US$	999
	JM Smucker Co/The	—	”	—	US$	998	N/A	US$	998
	Healthcare Trust of America Holdings LP	—	”	—	US$	997	N/A	US$	997
	Bunge Ltd Finance Corp	—	”	—	US$	992	N/A	US$	992
	Entergy Texas Inc	—	”	—	US$	992	N/A	US$	992
	XLIT Ltd	—	”	—	US$	988	N/A	US$	988
	Capital One Bank USA NA	—	”	—	US$	976	N/A	US$	976
	National Retail Properties Inc	—	”	—	US$	965	N/A	US$	965
	PPL Capital Funding Inc	—	”	—	US$	932	N/A	US$	932
	Duke Energy Progress LLC	—	”	—	US$	929	N/A	US$	929
	Coca-Cola Femsa SAB de CV	—	”	—	US$	917	N/A	US$	917
	Lockheed Martin Corp	—	”	—	US$	905	N/A	US$	905
	Southern Electric Generating Co	—	”	—	US$	901	N/A	US$	901

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Wal-Mart Stores Inc	—	Available-for-sale financial assets	—	US$	894	N/A	US$	894
	CNOOC Finance Ltd	—	”	—	US$	884	N/A	US$	884
	Federal Realty Investment Trust	—	”	—	US$	863	N/A	US$	863
	Baker Hughes a GE Co LLC / Baker Hughes Co-Obligor Inc	—	”	—	US$	858	N/A	US$	858
	Mastercard Inc	—	”	—	US$	849	N/A	US$	849
	Huntington Bancshares Inc/OH	—	”	—	US$	836	N/A	US$	836
	Consolidated Edison Co of New York Inc	—	”	—	US$	835	N/A	US$	835
	MetLife Inc	—	”	—	US$	819	N/A	US$	819
	Continental Airlines 2000-1 Class A-1 Pass Through Trust	—	”	—	US$	817	N/A	US$	817
	Aon PLC	—	”	—	US$	812	N/A	US$	812
	Nucor Corp	—	”	—	US$	812	N/A	US$	812
	ONEOK Partners LP	—	”	—	US$	805	N/A	US$	805
	AXIS Specialty Finance LLC	—	”	—	US$	802	N/A	US$	802
	Activision Blizzard Inc	—	”	—	US$	794	N/A	US$	794
	Incitec Pivot Finance LLC	—	”	—	US$	794	N/A	US$	794
	Manulife Financial Corp	—	”	—	US$	793	N/A	US$	793
	Spectra Energy Partners LP	—	”	—	US$	785	N/A	US$	785
	Sinopec Capital Ltd	—	”	—	US$	779	N/A	US$	779
	Baidu Inc	—	”	—	US$	753	N/A	US$	753
	Crown Castle Towers LLC	—	”	—	US$	737	N/A	US$	737
	Duke Energy Progress LLC	—	”	—	US$	720	N/A	US$	720
	APT Pipelines Ltd	—	”	—	US$	719	N/A	US$	719
	Baker Hughes a GE Co LLC	—	”	—	US$	715	N/A	US$	715
	DTE Energy Co	—	”	—	US$	714	N/A	US$	714
	American Honda Finance Corp	—	”	—	US$	706	N/A	US$	706
	Total Capital International SA	—	”	—	US$	700	N/A	US$	700
	Norfolk Southern Railway Co	—	”	—	US$	700	N/A	US$	700
	Scentre Group Trust 1 / Scentre Group Trust 2	—	”	—	US$	698	N/A	US$	698
	TTX Co	—	”	—	US$	698	N/A	US$	698
	Vornado Realty LP	—	”	—	US$	697	N/A	US$	697
	Three Gorges Finance I Cayman Islands Ltd	—	”	—	US$	687	N/A	US$	687
	Rochester Gas & Electric Corp	—	”	—	US$	681	N/A	US$	681
	ING Bank NV	—	”	—	US$	675	N/A	US$	675
	Ohio Power Co	—	”	—	US$	659	N/A	US$	659
	Continental Airlines 2007-1 Class A Pass Through Trust	—	”	—	US$	658	N/A	US$	658
	Entergy Gulf States Louisiana LLC	—	”	—	US$	649	N/A	US$	649
	Georgia Power Co	—	”	—	US$	646	N/A	US$	646
	Fortive Corp	—	”	—	US$	644	N/A	US$	644
	RBC USA Holdco Corp	—	”	—	US$	642	N/A	US$	642
	Alexandria Real Estate Equities Inc	—	”	—	US$	637	N/A	US$	637
	Liberty Property LP	—	”	—	US$	631	N/A	US$	631
	Grupo Bimbo SAB de CV	—	”	—	US$	631	N/A	US$	631
	Potash Corp of Saskatchewan Inc	—	”	—	US$	628	N/A	US$	628
	Daiwa Securities Group Inc	—	”	—	US$	613	N/A	US$	613
	Dr Pepper Snapple Group Inc	—	”	—	US$	612	N/A	US$	612
	BOC Aviation Ltd	—	”	—	US$	612	N/A	US$	612
	Life Technologies Corp	—	”	—	US$	610	N/A	US$	610
	Altria Group Inc	—	”	—	US$	604	N/A	US$	604
	Kimberly-Clark Corp	—	”	—	US$	598	N/A	US$	598
	American Express Co	—	”	—	US$	592	N/A	US$	592
	ABC Inc	—	”	—	US$	591	N/A	US$	591
	Host Hotels & Resorts LP	—	”	—	US$	588	N/A	US$	588
	Mizuho Bank Ltd	—	”	—	US$	578	N/A	US$	578
	AvalonBay Communities Inc	—	”	—	US$	576	N/A	US$	576
	AXIS Specialty Finance PLC	—	”	—	US$	573	N/A	US$	573
	Boston Properties LP	—	”	—	US$	552	N/A	US$	552
	Caisse Centrale Desjardins	—	”	—	US$	550	N/A	US$	550
	Exxon Mobil Corp	—	”	—	US$	548	N/A	US$	548
	Bunge Ltd Finance Corp	—	”	—	US$	542	N/A	US$	542

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Prudential Financial Inc	—	Available-for-sale financial assets	—	US$	536	N/A	US$	536
	American Electric Power Co Inc	—	”	—	US$	522	N/A	US$	522
	Southwestern Electric Power Co	—	”	—	US$	521	N/A	US$	521
	Fulton Financial Corp	—	”	—	US$	517	N/A	US$	517
	TD Ameritrade Holding Corp	—	”	—	US$	516	N/A	US$	516
	Regency Centers Corp	—	”	—	US$	512	N/A	US$	512
	Burlington Northern Santa Fe LLC	—	”	—	US$	504	N/A	US$	504
	Walgreens Boots Alliance Inc	—	”	—	US$	503	N/A	US$	503
	ORIX Corp	—	”	—	US$	501	N/A	US$	501
	BNP Paribas / BNP Paribas US Medium-Term Note Program LLC	—	”	—	US$	501	N/A	US$	501
	Swedbank AB	—	”	—	US$	501	N/A	US$	501
	Halliburton Co	—	”	—	US$	500	N/A	US$	500
	MassMutual Global Funding II	—	”	—	US$	486	N/A	US$	486
	Comerica Inc	—	”	—	US$	473	N/A	US$	473
	Eaton Corp	—	”	—	US$	470	N/A	US$	470
	Narragansett Electric Co/The	—	”	—	US$	466	N/A	US$	466
	CenterPoint Energy Inc	—	”	—	US$	463	N/A	US$	463
	Spire Inc	—	”	—	US$	458	N/A	US$	458
	Equifax Inc	—	”	—	US$	454	N/A	US$	454
	Canadian Pacific Railway Co	—	”	—	US$	437	N/A	US$	437
	Texas-New Mexico Power Co	—	”	—	US$	434	N/A	US$	434
	Nationwide Building Society	—	”	—	US$	431	N/A	US$	431
	Valero Energy Corp	—	”	—	US$	431	N/A	US$	431
	Woolworths Group Ltd	—	”	—	US$	415	N/A	US$	415
	TransCanada PipeLines Ltd	—	”	—	US$	415	N/A	US$	415
	Volkswagen Group of America Finance LLC	—	”	—	US$	399	N/A	US$	399
	Southern Power Co	—	”	—	US$	396	N/A	US$	396
	IBM Credit LLC	—	”	—	US$	394	N/A	US$	394
	StanCorp Financial Group Inc	—	”	—	US$	391	N/A	US$	391
	Aon Corp	—	”	—	US$	390	N/A	US$	390
	First Niagara Financial Group Inc	—	”	—	US$	382	N/A	US$	382
	Nationwide Financial Services Inc	—	”	—	US$	377	N/A	US$	377
	CenterPoint Energy Resources Corp	—	”	—	US$	364	N/A	US$	364
	NetApp Inc	—	”	—	US$	362	N/A	US$	362
	Deutsche Bank AG	—	”	—	US$	351	N/A	US$	351
	Phillips 66	—	”	—	US$	325	N/A	US$	325
	Cisco Systems Inc	—	”	—	US$	322	N/A	US$	322
	PacifiCorp	—	”	—	US$	314	N/A	US$	314
	eBay Inc	—	”	—	US$	303	N/A	US$	303
	Schlumberger Finance Canada Ltd	—	”	—	US$	298	N/A	US$	298
	Eli Lilly & Co	—	”	—	US$	294	N/A	US$	294
	BAE Systems Holdings Inc	—	”	—	US$	289	N/A	US$	289
	Barclays Bank PLC	—	”	—	US$	289	N/A	US$	289
	Amphenol Corp	—	”	—	US$	288	N/A	US$	288
	EMD Finance LLC	—	”	—	US$	279	N/A	US$	279
	Nomura Holdings Inc	—	”	—	US$	252	N/A	US$	252
	NBCUniversal Enterprise Inc	—	”	—	US$	249	N/A	US$	249
	CMS Energy Corp	—	”	—	US$	243	N/A	US$	243
	Kansas City Power & Light Co	—	”	—	US$	237	N/A	US$	237
	Hartford Financial Services Group Inc/The	—	”	—	US$	237	N/A	US$	237
	Protective Life Corp	—	”	—	US$	228	N/A	US$	228
	WestRock MWV LLC	—	”	—	US$	227	N/A	US$	227
	Rolls-Royce PLC	—	”	—	US$	223	N/A	US$	223
	Assurant Inc	—	”	—	US$	210	N/A	US$	210
	Fidelity National Information Services Inc	—	”	—	US$	206	N/A	US$	206
	Commonwealth Bank of Australia	—	”	—	US$	201	N/A	US$	201
	Pinnacle West Capital Corp	—	”	—	US$	199	N/A	US$	199
	Schneider Electric SE	—	”	—	US$	161	N/A	US$	161

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Packaging Corp of America	—	Available-for-sale financial assets	—	US$	160	N/A	US$	160
	Berkshire Hathaway Finance Corp	—	”	—	US$	135	N/A	US$	135
	Duke Energy Florida LLC	—	”	—	US$	120	N/A	US$	120
	Wells Fargo & Co	—	Held-to-maturity financial assets	—	US$	150,005	N/A	US$	152,279
	JPMorgan Chase & Co.	—	”	—	US$	142,042	N/A	US$	143,994
	Goldman Sachs Group, Inc.	—	”	—	US$	100,000	N/A	US$	100,943
	Westpac Banking Corp.	—	”	—	US$	100,000	N/A	US$	100,774
	Commonwealth Bank of Australia	—	”	—	US$	50,000	N/A	US$	50,363
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,277
	Bank of Nova Scotia	—	”	—	US$	49,990	N/A	US$	50,236
	Industrial and Commercial Bank of China	—	”	—	US$	10,000	N/A	US$	10,005

	Government bond
	United States Treasury Note/Bond	—	Available-for-sale financial assets	—	US$	260,156	N/A	US$	260,156
	Abu Dhabi Government International Bond	—	”	—	US$	3,430	N/A	US$	3,430

	Agency bonds/Agency mortgage-backed securities
	Fannie Mae	—	Available-for-sale financial assets	—	US$	590,123	N/A	US$	590,123
	Freddie Mac	—	”	—	US$	233,117	N/A	US$	233,117
	Government National Mortgage Association	—	”	—	US$	111,741	N/A	US$	111,741
	Ginnie Mae	—	”	—	US$	28,254	N/A	US$	28,254
	Federal Home Loan Banks	—	”	—	US$	6,147	N/A	US$	6,147
	Freddie Mac Multifamily Structured Pass Through Certificates	—	”	—	US$	3,865	N/A	US$	3,865
	Export-Import Bank of Korea	—	”	—	US$	3,004	N/A	US$	3,004
	Export Development Canada	—	”	—	US$	2,990	N/A	US$	2,990
	Province of Quebec Canada	—	”	—	US$	2,551	N/A	US$	2,551
	NCUA Guaranteed Notes Trust 2010-R2	—	”	—	US$	1,537	N/A	US$	1,537
	CPPIB Capital Inc	—	”	—	US$	1,180	N/A	US$	1,180
	Federal Farm Credit Banks	—	”	—	US$	894	N/A	US$	894
	FHLMC-GNMA	—	”	—	US$	313	N/A	US$	313

	Asset-backed securities
	Citibank Credit Card Issuance Trust	—	Available-for-sale financial assets	—	US$	48,328	N/A	US$	48,328
	Discover Card Execution Note Trust	—	”	—	US$	45,722	N/A	US$	45,722
	Chase Issuance Trust	—	”	—	US$	39,211	N/A	US$	39,211
	American Express Credit Account Master Trust	—	”	—	US$	31,060	N/A	US$	31,060
	Capital One Multi-Asset Execution Trust	—	”	—	US$	22,544	N/A	US$	22,544
	Ford Credit Floorplan Master Owner Trust A	—	”	—	US$	20,808	N/A	US$	20,808
	Ford Credit Auto Owner Trust/Ford Credit 2014-REV1	—	”	—	US$	13,904	N/A	US$	13,904
	UBS-Barclays Commercial Mortgage Trust 2012-C2	—	”	—	US$	12,792	N/A	US$	12,792
	COMM Mortgage Trust	—	”	—	US$	12,234	N/A	US$	12,234
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	12,002	N/A	US$	12,002
	Toyota Auto Receivables 2014-C Owner Trust	—	”	—	US$	11,431	N/A	US$	11,431
	Chesapeake Funding II LLC	—	”	—	US$	10,953	N/A	US$	10,953
	BA Credit Card Trust	—	”	—	US$	10,821	N/A	US$	10,821
	GM Financial Automobile Leasing Trust 2015-3	—	”	—	US$	10,359	N/A	US$	10,359
	Mercedes-Benz Master Owner Trust	—	”	—	US$	10,049	N/A	US$	10,049
	JPMCC Commercial Mortgage Securities Trust 2017-JP7	—	”	—	US$	9,335	N/A	US$	9,335
	Hyundai Auto Lease Securitization Trust 2017-A	—	”	—	US$	9,179	N/A	US$	9,179
	Honda Auto Receivables 2017-2 Owner Trust	—	”	—	US$	8,787	N/A	US$	8,787
	BANK	—	”	—	US$	8,047	N/A	US$	8,047
	CGDBB Commercial Mortgage Trust 2017-BIOC	—	”	—	US$	7,509	N/A	US$	7,509
	Nissan Auto Lease Trust	—	”	—	US$	7,114	N/A	US$	7,114
	GS Mortgage Securities Trust	—	”	—	US$	7,001	N/A	US$	7,001
	Ford Credit Auto Owner Trust	—	”	—	US$	6,859	N/A	US$	6,859
	Citigroup Commercial Mortgage Trust 2013-GC11	—	”	—	US$	6,769	N/A	US$	6,769
	JPMBB Commercial Mortgage Securities Trust 2013-C12	—	”	—	US$	6,749	N/A	US$	6,749
	Hyundai Auto Receivables Trust	—	”	—	US$	6,728	N/A	US$	6,728
	Nissan Master Owner Trust Receivables	—	”	—	US$	6,511	N/A	US$	6,511
	BMW Vehicle Lease Trust	—	”	—	US$	5,961	N/A	US$	5,961

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Nissan Auto Receivables 2017-B Owner Trust	—	Available-for-sale financial assets	—	US$	4,863	N/A	US$	4,863
	Ford Credit Auto Lease Trust	—	”	—	US$	4,528	N/A	US$	4,528
	GM Financial Consumer Automobile 2017-1	—	”	—	US$	3,970	N/A	US$	3,970
	Cold Storage Trust 2017-ICE3	—	”	—	US$	3,811	N/A	US$	3,811
	Wheels SPV 2 LLC	—	”	—	US$	3,624	N/A	US$	3,624
	Hertz Fleet Lease Funding LP	—	”	—	US$	3,486	N/A	US$	3,486
	Wells Fargo Commercial Mortgage Trust 2015-LC20	—	”	—	US$	3,434	N/A	US$	3,434
	Volvo Financial Equipment Master Owner Trust 2017-A	—	”	—	US$	3,009	N/A	US$	3,009
	CSMC OA LLC	—	”	—	US$	2,877	N/A	US$	2,877
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,442	N/A	US$	2,442
	JPMDB Commercial Mortgage Securities Trust 2017-C7	—	”	—	US$	2,006	N/A	US$	2,006
	Mercedes-Benz Auto Lease Trust 2016-A	—	”	—	US$	1,820	N/A	US$	1,820
	Morgan Stanley Capital I Trust	—	”	—	US$	1,513	N/A	US$	1,513
	CFCRE Commercial Mortgage Trust 2011-C1	—	”	—	US$	998	N/A	US$	998
	Enterprise Fleet Financing LLC	—	”	—	US$	845	N/A	US$	845
	280 Park Avenue Mortgage Trust	—	”	—	US$	831	N/A	US$	831
	Mercedes-Benz Auto Receivables Trust 2015-1	—	”	—	US$	501	N/A	US$	501
	WFRBS Commercial Mortgage Trust 2013-C14	—	”	—	US$	485	N/A	US$	485

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	49,744

	Commercial paper
	Societe Generale Instl	—	Available-for-sale financial assets	—	US$	2,000	N/A	US$	2,000
	Norinchukin Bank	—	”	—	US$	2,000	N/A	US$	2,000
	Bank of Tokyo-Mitsubishi UFJ	—	”	—	US$	1,000	N/A	US$	1,000

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	65,635	4	US$	65,635

VTAF III	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets carried at cost	1,600	US$	800	11	US$	800

	Preferred stock
	Neoconix, Inc.	—	Financial assets carried at cost	4,147	US$	170	—	US$	170

VTAF II	Common stock
	Aquantia	—	Available-for-sale financial assets	460	US$	5,209	1	US$	5,209
	Sentelic	—	Financial assets carried at cost	903	US$	2,607	4	US$	2,607
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Aether Systems, Inc.	—	”	1,085	US$	339	20	US$	339

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Sonics, Inc.	—	Financial assets carried at cost	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

Growth Fund	Common stock
	Innovium, Inc.	—	Financial assets carried at cost	221	US$	370	—	US$	370

	Preferred stock
	Innovium, Inc.	—	Financial assets carried at cost	230	US$	384	—	US$	384

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
TSMC	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		$1,967,303	—		$—	—		$1,960,000		$1,960,000		$—	—		$—
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		400,250	—		—	—		400,000		400,000		—	—		—

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	865		8,628,176	170		1,695,771	1,035		10,350,000		10,350,000		—	—		—

	Stock
	TSMC Global	Investments accounted for using equity method	—	Subsidiary	7		265,634,729	2		60,683,010	—		—		—		—	9		309,211,877
	TSMC Nanjing	”	—	Subsidiary	—		6,331,094	—		21,724,892	—		—		—		—	—		26,493,740

TSMC Partners	Stock
	ISDF II	Investments accounted for using equity method	Note 2	Subsidiary	9,299	US$	6,078	—		—	—		—	US$	15,552		—	9,299	US$	28

TSMC Global	Corporate bond
	Bank of America Corp	Available-for-sale financial assets	—	—	—	US$	27,973	—	US$	30,914	—	US$	18,071	US$	18,205	US$	(134)	—	US$	40,876

	Citigroup Inc	”	—	—	—	US$	16,819	—	US$	18,955	—	US$	5,816	US$	5,833	US$	(17)	—	US$	29,911
	AT&T Inc	”	—	—	—	US$	13,332	—	US$	19,933	—	US$	6,425	US$	6,438	US$	(13)	—	US$	26,867
	JPMorgan Chase & Co	”	—	—	—	US$	22,330	—	US$	16,030	—	US$	12,151	US$	12,258	US$	(107)	—	US$	26,159
	Goldman Sachs Group Inc/The	”	—	—	—	US$	7,390	—	US$	17,211	—	US$	1,900	US$	1,976	US$	(76)	—	US$	22,709
	Morgan Stanley	”	—	—	—	US$	11,237	—	US$	16,115	—	US$	9,018	US$	8,973	US$	45	—	US$	18,505
	Verizon Communications Inc	”	—	—	—	US$	17,059	—	US$	16,250	—	US$	15,042	US$	15,163	US$	(121)	—	US$	18,298
	Ford Motor Credit Co LLC	”	—	—	—	US$	7,877	—	US$	11,849	—	US$	1,964	US$	2,016	US$	(52)	—	US$	17,732
	BAT Capital Corp	”	—	—	—		—	—	US$	17,144	—		—		—		—	—	US$	17,024
	Apple Inc	”	—	—	—	US$	2,607	—	US$	14,737	—	US$	854	US$	862	US$	(8)	—	US$	16,463
	Morgan Stanley	”	—	—	—		—	—	US$	12,683	—		—	US$	—		—	—	US$	12,722
	Tyson Foods Inc	”	—	—	—	US$	1,704	—	US$	10,762	—	US$	201	US$	200	US$	1	—	US$	12,214
	JPMorgan Chase & Co	”	—	—	—		—	—	US$	11,600	—		—		—		—	—	US$	11,613
	Asian Development Bank	”	—	—	—	US$	1,994	—	US$	11,078	—	US$	1,997	US$	1,998	US$	(1)	—	US$	11,073
	Microsoft Corp	”	—	—	—	US$	2,905	—	US$	11,279	—	US$	5,076	US$	4,992	US$	84	—	US$	9,301
	QUALCOMM Inc	”	—	—	—		—	—	US$	10,425	—	US$	3,561	US$	3,548	US$	13	—	US$	6,866
	BMW US Capital LLC	”	—	—	—	US$	7,180	—	US$	5,995	—	US$	10,552	US$	10,495	US$	57	—	US$	2,719
	Gilead Sciences Inc	”	—	—	—	US$	11,850	—		—	—	US$	10,340	US$	10,606	US$	(266)	—	US$	1,608
	Aetna Inc	”	—	—	—	US$	11,618	—		—	—	US$	10,656	US$	10,570	US$	86	—	US$	1,099

	Government bond
	United States Treasury Note/Bond	Available-for-sale financial assets	—	—	—	US$	195,285	—	US$	396,552	—	US$	393,853	US$	394,514	US$	(661)	—	US$	202,689

	United States Treasury Floating Rate Note	”	—	—	—	US$	30,756	—	US$	182,629	—	US$	163,600	US$	163,487	US$	113	—	US$	49,901
	United States Treasury Bill	”	—	—	—		—	—	US$	28,180	—	US$	25,197	US$	25,187	US$	10	—	US$	2,997
	United States Treasury Bill	”	—	—	—		—	—	US$	97,678	—	US$	97,712	US$	97,678	US$	34	—		—
	United States Treasury Inflation Indexed Bonds	”	—	—	—	US$	19,349	—	US$	8,060	—	US$	27,343	US$	27,515	US$	(172)	—		—

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
TSMC Global	Agency bonds/Agency mortgage-backed securities
	FNMA POOL BM3196	Available-for-sale financial assets	—	—	—		$—	—	US$	49,619	—		$—		$—		$—	—	US$	49,526
	FNMA POOL BM1948	”	—	—	—		—	—	US$	43,322	—	US$	1,609	US$	1,826	US$	(217)	—	US$	41,275
	FNMA POOL BM1886	”	—	—	—		—	—	US$	18,827	—	US$	495	US$	538	US$	(43)	—	US$	18,109
	Government National Mortgage Association	”	—	—	—		—	—	US$	16,497	—	US$	81	US$	87	US$	(6)	—	US$	16,739
	Fannie Mae	”	—	—	—		—	—	US$	15,777	—	US$	43	US$	114	US$	(71)	—	US$	16,012
	FNMA TBA 30 Yr 4.5	”	—	—	—		—	—	US$	59,134	—	US$	43,295	US$	43,330	US$	(35)	—	US$	15,758
	Fannie Mae	”	—	—	—		—	—	US$	14,877	—	US$	80	US$	123	US$	(43)	—	US$	14,512
	Government National Mortgage Association	”	—	—	—		—	—	US$	14,352	—		—	US$	10	US$	(10)	—	US$	14,415
	FNMA POOL AL9903	”	—	—	—		—	—	US$	12,520	—	US$	904	US$	1,010	US$	(106)	—	US$	11,426
	FNMA TBA 30 Yr 3.5	”	—	—	—		—	—	US$	65,279	—	US$	62,406	US$	62,406	US$	—	—	US$	2,866
	GNMA II TBA 30 Yr 4	”	—	—	—		—	—	US$	42,194	—	US$	39,813	US$	39,808	US$	5	—	US$	2,378
	FNMA TBA 15 Yr 3	”	—	—	—		—	—	US$	38,710	—	US$	36,709	US$	36,692	US$	17	—	US$	2,015
	GNMA II TBA 30 Yr 3.5	”	—	—	—		—	—	US$	27,241	—	US$	27,087	US$	27,096	US$	(9)	—	US$	145
	FNMA TBA 30 Yr 3	”	—	—	—		—	—	US$	154,404	—	US$	154,494	US$	154,404	US$	90	—		—
	FNMA TBA 30 Yr 4	”	—	—	—		—	—	US$	21,721	—	US$	21,726	US$	21,721	US$	5	—		—
	FNMA TBA 30 Yr 5	”	—	—	—		—	—	US$	11,128	—	US$	11,134	US$	11,128	US$	6	—		—
	Federal Home Loan Bank Discount Notes	”	—	—	—		—	—	US$	152,578	—	US$	152,605	US$	152,578	US$	27	—		—
	FED HM LN PC Pool G07375	”	—	—	—	US$	10	—	US$	12,123	—	US$	12,081	US$	12,121	US$	(40)	—		—
	GNMA II TBA 30 Yr 3	”	—	—	—		—	—	US$	12,544	—	US$	12,541	US$	12,544	US$	(3)	—		—

	Asset-backed securities
	Citibank Credit Card Issuance Trust	Available-for-sale financial assets	—	—	—	US$	22,585	—	US$	33,402	—	US$	7,567	US$	7,766	US$	(199)	—	US$	48,328
	Discover Card Execution Note Trust	”	—	—	—	US$	23,076	—	US$	36,655	—	US$	13,991	US$	14,003	US$	(12)	—	US$	45,722
	Chase Issuance Trust	”	—	—	—	US$	31,276	—	US$	20,538	—	US$	12,607	US$	12,604	US$	3	—	US$	39,211
	Capital One Multi-Asset Execution Trust	”	—	—	—	US$	39,626	—	US$	1,214	—	US$	18,303	US$	18,384	US$	(81)	—	US$	22,544
	Ford Credit Floorplan Master Owner Trust A	”	—	—	—	US$	11,944	—	US$	14,793	—	US$	5,927	US$	5,924	US$	3	—	US$	20,808
	BA Credit Card Trust	”	—	—	—	US$	17,465	—	US$	7,784	—	US$	14,407	US$	14,416	US$	(9)	—	US$	10,821

	Fund
	Primavera Capital Fund II L.P.	Financial assets carried at cost	—	—	—	US$	23,784	—	US$	41,851	—		—		—		—	—	US$	65,635

ISDF II	Stock
	Alchip Technologies Limited	Available-for-sale financial assets	—	—	6,581	US$	6,387	—		—	6,581	US$	17,960	US$	3,207	US$	14,753	—		—

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	The disposal is primarily consisted of capital return.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Company Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	August 2, 2016 to December 5, 2017	$642,837	Monthly settlement by the construction progress and acceptance	UNITED INTEGRATED SERVICES CO., LTD.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 10, 2016 to December 28, 2017	6,833,577	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 22, 2016 to September 5, 2017	302,620	Monthly settlement by the construction progress and acceptance	Uangyih-Tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 13, 2017 to December 14, 2017	307,199	Monthly settlement by the construction progress and acceptance	WHOLETECH SYSTEM HITECH LIMITED	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 18, 2017	352,766	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 15, 2017 to November 2, 2017	310,151	Monthly settlement by the construction progress and acceptance	MARKETECH INTERNATIONAL CORP.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 15, 2017 to December 15, 2017	317,397	Monthly settlement by the construction progress and acceptance	LI JIE INDUSTRIAL Co., Ltd	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 17, 2017 to December 15, 2017	358,354	Monthly settlement by the construction progress and acceptance	TUN YI INDUSTRIAL Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 21, 2017 to November 30, 2017	303,996	Monthly settlement by the construction progress and acceptance	Taiwan Puritic Corp.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 21, 2017 to December 25, 2017	300,748	Monthly settlement by the construction progress and acceptance	Gold Stone Development Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 27, 2017 to December 27, 2017	758,991	Monthly settlement by the construction progress and acceptance	Cica-Huntek Chemical Technology Taiwan Co., Ltd	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
	Fab	April 14, 2017 to September 29, 2017	485,131	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 18, 2017 to November 3, 2017	522,566	Monthly settlement by the construction progress and acceptance	Chen Yuan International Co., Ltd	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017 to December 29, 2017	6,898,386	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TSMC Nanjing Company Ltd.	Fab	March 21, 2017 to June 23, 2017	RMB 183,300	Monthly settlement by the construction progress and acceptance	China Construction First Division Group Construction & Development Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

	Fab	May 25, 2017	RMB 119,027	Monthly settlement by the construction progress and acceptance	Renchong Interior Decoration(Shanghai) Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

	Fab	June 22, 2017 to June 27, 2017	RMB 98,000	Monthly settlement by the construction progress and acceptance	Shanghai Baoye Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

	Land use right	December 18, 2017	RMB 180,042	100% payment	Nanjing Municipal Bureau of Land and Resources	—	N/A	N/A	N/A	N/A	Bidding	Manufacturing purpose	None

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or Receivable
			Transaction Details								Ending Balance
				Amount (Foreign Currencies		% to		Abnormal Transaction			(Foreign Currencies in	% to
Company Name	Related Party	Nature of Relationships	Purchases/Sales	in Thousands)		Total	Payment Terms	Unit Price	Payment Terms		Thousands)	Total	Note

TSMC	TSMC North America	Subsidiary	Sales		$650,351,537	64	Net 30 days from invoice date (Note 1)	—	Note		$91,329,510	77
	GUC	Associate	Sales		6,864,165	1	Net 30 days from the end of the month of when invoice is issued	—	—		777,730	1
	TSMC Nanjing	Subsidiary	Sales		416,672	—	Net 30 days from the end of the month of when invoice is issued	—	—		—	—
	TSMC China	Subsidiary	Purchases		22,059,850	27	Net 30 days from the end of the month of when invoice is issued	—	—		(1,440,141)	5
	WaferTech	Indirect subsidiary	Purchases		8,783,741	11	Net 30 days from the end of the month of when invoice is issued	—	—		(1,328,094)	4
	VIS	Associate	Purchases		5,755,727	7	Net 30 days from the end of the month of when invoice is issued	—	—		(409,950)	1
	SSMC	Associate	Purchases		4,148,190	5	Net 30 days from the end of the month of when invoice is issued	—	—		(406,959)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	1,038,560 34,149)	—	Net 30 days from invoice date	—	—	(US$	245,162 8,266)	—

VisEra Tech	Xintec	Associate of TSMC	Sales		401,210	16	Net 30 days from the end of the month of when invoice is issued	—	—		161,232	—

TSMC China	SSMC	Associate of TSMC	Sales	(RMB	115,075 25,304)	1	Net 30 days from the end of the month of when invoice is issued	—	—		—	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue			Amounts Received in Subsequent Period		Allowance for Bad Debts
						Amount		Action Taken

TSMC	TSMC North America	Subsidiary		$92,575,611	50		$7,340,068	—		$17,269,052	$—
	TSMC Nanjing	Subsidiary		1,754,484	Note 2		—	—		—	—
	GUC	Associate		777,730	45		521,739	—		571,010	—

TSMC China	TSMC	Parent company	(RMB	1,440,141 316,238)	26	(RMB	671 147)	—	(RMB	671 147)	—
	TSMC Nanjing	The same parent company	(RMB	20,167,025 4,427,934)	Note 2		—	—		—	—

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	266,599 8,989)	Note 2		—	—		—	—

WaferTech	TSMC	The ultimate parent of the Company	(US$	1,328,094 44,779)	54	(US$	1,554 52)	—	(US$	1,554 52)	—

VisEra Tech	Xintec	Associate of TSMC		161,232	43		—	—		—	—

TSMC North America	GUC	Associate of TSMC	(US$	245,162 8,266)	50	(US$	107,483 3,624)	—	(US$	109,366 3,687)	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2017				Net Income			Share of Profits/Losses	Note
				December 31, 2017 (Foreign Currencies in Thousands)		December 31, 2016 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$292,890,229		$232,207,219	9	100		$309,211,877		$5,026,024		$5,026,024	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities		31,456,130		31,456,130	988,268	100		49,684,287		2,225,601		2,225,601	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		8,568,344		4,505,064		1,270,941	Associate
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		5,677,640		4,444,634		1,724,073	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		5,005,171	253,120	87		4,667,162		207,557		180,424	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,001,003		5,859		5,859	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,292,100		(733,280)		(304,493)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,300,194		854,809		297,816	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	—	100		407,324		40,557		40,557	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		412,831		608,562	—	98		320,533		133,597		130,925	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,318,885		1,355,417	—	98		152,836		(25,234)		(24,729)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		129,446		3,600		3,600	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		39,210		1,970		1,970	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		25,266	1	100		(20,217)		(12,706)		(12,706)	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	(US$	17,408,018 586,939)	(US$	17,408,018 586,939)	—	100	(US$	26,379,465 889,425)	(US$	1,448,900 47,479)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	423,590 14,282)	(US$	423,590 14,282)	—	100	(US$	518,616 17,486)	(US$	18,990 617)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	68,216 2,300)	(US$	68,216 2,300)	2,300	100	(US$	182,321 6,147)	(US$	15,597 512)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies		—	(US$	154,044 5,194)	9,299	97	(US$	839 28)	(US$	378,299 12,491)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	14,094 475)	(US$	14,094 475)	583	97	(US$	492 17)	(US$	44 1)		Note 2	Subsidiary

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	63,879 2,154)	(US$	43,355 1,462)	—	100	(US$	46,334 1,562)	(US$	(1,385 (46	) ))	Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	47,257 1,593)	(US$	154,602 5,213)	4,693	39	(US$	23,210 783)	(US$	(18,028 (589	) ))	Note 2	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2017				Net Income		Share of Profits/Losses	Note
				December 31, 2017 (Foreign Currencies in Thousands)	December 31, 2016 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)		of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	$—	$—	293,637	100	$ (US$	4,762,342 160,570)	$ (US$	1,248,658 40,896)	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2017 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2017 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses		Carrying Amount as of December 31, 2017	Accumulated Inward Remittance of Earnings as of December 31, 2017
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$8,938,933	100%	$9,058,937 (Note 2)		$51,060,885	$—

TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	28,160,092 6,133,276)	Note 1	(US$	6,435,200 200,000)	(US$	21,724,892 720,000)	—	(US$	28,160,092 920,000)	(867,563)	100%	(867,563 (Note 2	) )	26,493,740	—

Accumulated Investment in Mainland China as of December 31, 2017 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment
$ (US$	47,099,759 1,516,000)	$ (US$	119,412,667 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$920,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the audited financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX
MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET	2
STATEMENT OF RECEIVABLES FROM RELATED PARTIES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF OTHER CURRENT ASSETS	Note 15
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	5
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 13
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 13
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 14
STATEMENT OF GUARANTEE DEPOSITS	Note 20
STATEMENT OF DEFERRED INCOME TAX ASSETS / LIABILITIES	Note 27
STATEMENT OF SHORT-TERM LOANS	6
STATEMENT OF ACCOUNTS PAYABLES	7
STATEMENT OF PAYABLES TO RELATED PARTIES	8
STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS	9
STATEMENT OF PROVISIONS	Note 17
STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	10
STATEMENT OF BONDS PAYABLE	11
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF NET REVENUE	12
STATEMENT OF COST OF REVENUE	13
STATEMENT OF OPERATING EXPENSES	14
STATEMENT OF FINANCE COSTS	Note 25
STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION	15

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash
Petty cash		$330
Cash in banks
Checking accounts and demand deposits		25,958,240
Foreign currency deposits	Including US$778,555 thousand @29.659, JPY33,992,762 thousand @0.2629 and EUR90,361 thousand @35.45	35,231,163
Time deposits	From 2017.05.31 to 2018.09.28, interest rates at 0.001%-2.16%, including NT$155,849,074 thousand, US$574,900 thousand @29.659 and EUR143,500 @35.45	177,987,108

Total		$239,176,841

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

Client Name	Amount

Client A	$4,331,550

Client B	4,182,954

Client C	2,348,708

Client D	2,006,820

Client E	1,390,409

Client F	1,357,239

Others (Note 1)	11,506,872

27,124,552

Less: Allowance for doubtful accounts	(469,125)

Total	$26,655,427

Note 1:	The amount of individual client included in others does not exceed 5% of the account balance.
Note 2:	The accounts receivable past due over one year amounted to NT$5,902 thousand. The Company’s subsidiary has obtained guarantee against these receivables, thus there was no impairment concern for the notes and accounts receivable.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF RECEIVABLES FROM RELATED PARTIES

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

Client Name	Amount

TSMC North America	$91,329,510

Others (Note)	812,327

Total	$92,141,837

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF INVENTORIES

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Finished goods	$9,596,837	$26,645,348

Work in process	52,166,234	213,045,079

Raw materials	6,566,716	6,611,434

Supplies and spare parts	1,967,658	1,999,552

Total	$70,297,445	$248,301,413

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Increase
							(Decrease)
							in Using the				Market Value or
	Balance, January 1, 2017		Additions in Investment		Decrease in Investment		Equity Method	Balance, December 31, 2017			Net Assets Value
	Shares		Shares		Shares		Amount	Shares			Unit Price
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 3)	(In Thousands)%		Amount	(NT$)		Total Amount	Collateral

Stocks
TSMC Global	7	$265,634,729	2	$60,683,010	—	$—	$(17,105,862)	9	100	$309,211,877			$309,211,877	Nil
TSMC Partners	988,268	51,749,910	—	—	—	—	(2,065,623)	988,268	100	49,684,287			49,813,953	Nil
VIS	464,223	8,806,384	—	—	—	—	(238,040)	464,223	28	8,568,344	$66	(Note 1)	30,638,751	Nil
SSMC	314	7,163,516	—	—	—	—	(1,485,876)	314	39	5,677,640			5,463,657	Nil
VisEra Tech	253,120	5,234,883	—	—	—	—	(567,721)	253,120	87	4,667,162			4,613,528	Nil
TSMC North America	11,000	4,340,303	—	—	—	—	(339,300)	11,000	100	4,001,003			4,001,003	Nil
Xintec	111,282	2,599,807	—	—	—	—	(307,707)	111,282	41	2,292,100	82.5	(Note 1)	9,180,759	Nil
GUC	46,688	1,174,181	—	—	—	—	126,013	46,688	35	1,300,194	255	(Note 2)	11,905,404	Nil
TSMC Europe	—	353,695	—	—	—	—	53,629	—	100	407,324			407,324	Nil
TSMC Japan	6	132,999	—	—	—	—	(3,553)	6	100	129,446			129,446	Nil
TSMC Korea	80	35,706	—	—	—	—	3,504	80	100	39,210			39,210	Nil
TSMC Solar Europe GmbH	1	(6,328)	—	—	—	—	(13,889)	1	100	(20,217)			(20,217)	Nil

Subtotal		347,219,785		60,683,010		—	(21,944,425)			385,958,370			425,384,695

Capital
TSMC China	—	42,618,308	—	—	—	—	8,442,577	—	100	51,060,885			51,161,815	Nil
TSMC Nanjing	—	6,331,094	—	21,724,892	—	—	(1,562,246)	—	100	26,493,740			27,068,373	Nil
VTAF II	—	467,171	—	—	—	(195,731)	49,093	—	98	320,533			314,287	Nil
VTAF III	—	219,350	—	25,385	—	(61,917)	(29,982)	—	98	152,836			129,667	Nil

Subtotal		49,635,923		21,750,277		(257,648)	6,899,442			78,027,994			78,674,142

Total		$396,855,708		$82,433,287		$(257,648)	$(15,044,983)			$463,986,364			$504,058,837

Note 1:	The unit price is calculated by closing price of Gre Tai Securities Market as of December 29, 2017.
Note 2:	The unit price is calculated by closing price of the Taiwan Stock Exchange as of December 29, 2017.
Note 3:	Including share of profit or loss of subsidiaries and associates, share of other comprehensive income of subsidiaries and associates, cash dividends received from subsidiaries and associates, adjustments to share of changes in equity of subsidiaries and associates, adjustments arising from changes in percentage of ownership in subsidiaries and adjustments resulting from the transactions with subsidiaries and associates.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF SHORT-TERM LOANS

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Type	Balance, End of Year	Contract Period	Range of Interest Rates (%)	Loan Commitments		Collateral	Remark

Unsecured loans
Bank Of China	$13,494,845	2017.11.13-2018.01.08	1.56	US$	500,000	Nil	—
The Bank Of Tokyo-Mitsubishi UFJ, Ltd.	8,304,520	2017.11.03-2018.01.03	1.555	US$	300,000	Nil	—
Bank Of America	8,007,930	2017.12.18-2018.01.08	1.75	US$	300,000	Nil	—
Crédit Agricole CIB	8,007,930	2017.12.20-2018.01.22	1.82	US$	300,000	Nil	—
Megabank	4,448,850	2017.11.02-2018.01.09	1.57	NT$	7,000,000	Nil	—
Citibank Taipei	4,003,965	2017.11.01-2018.01.16	1.56-1.60	US$	484,000	Nil	—
DBS	4,003,965	2017.11.17-2018.02.13	1.65	US$	250,000	Nil	—
JPMorgan Chase Bank N.A.	4,003,965	2017.11.06-2018.01.05	1.66	US$	200,000	Nil	—
Citibank Taiwan	2,965,900	2017.12.15-2018.01.11	1.76	US$	110,000	Nil	—
DB	2,669,310	2017.11.03-2018.01.05	1.62	US$	100,000	Nil	—
HSBC Taiwan	1,779,540	2017.11.17-2018.01.16	1.54	US$	70,000	Nil	—
HSBC	1,186,360	2017.11.17-2018.01.16	1.54	US$	55,000	Nil	—
Sumitomo Mitsui Banking Corporation	889,770	2017.12.19-2018.01.19	1.80	US$	300,000	Nil	—

	$63,766,850

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCOUNTS PAYABLES

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor A	$1,423,525

Others (Note)	24,181,698

Total	$25,605,223

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO RELATED PARTIES

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

TSMC China	$1,440,141

WaferTech	1,328,094

Xintec	817,876

VIS	409,950

SSMC	406,959

TSMC Technology	266,599

Others (Note)	160,045

Total	$4,829,664

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor B	$13,232,731

Vendor C	10,942,580

Vendor D	3,378,171

Vendor E	2,893,271

Others (Note)	19,917,223

Total	$50,363,976

Note:	The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

Item	Amount

Receipts in advance	$31,078,331

Guarantee deposit	6,046,643

Others (Note)	20,561,412

Total	$57,686,386

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF BONDS PAYABLE

DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

					Amount
Bonds Name	Trustee	Issuance Date	Interest Payment Date	Coupon Rate (%)	Total Amount	Repayment paid	Balance, End of Year	Unamortized Premiums (Discounts)	Carrying Value	Repayment	Collateral

Domestic unsecured bonds-100-1
- B	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.63	$7,500,000	$—	$7,500,000	$—	$7,500,000	Bullet repayment	Nil
Domestic unsecured bonds-100-2
- A	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.29	10,000,000	10,000,000	—	—	—	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.46	7,000,000	—	7,000,000	—	7,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-1
- A	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.28	9,900,000	9,900,000	—	—	—	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.40	9,000,000	—	9,000,000	—	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.28	12,700,000	12,700,000	—	—	—	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.39	9,000,000	—	9,000,000	—	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-3	Taipei Fubon Commercial Bank Co., Ltd.	2012.10.09	on 10.09 annually	1.53	4,400,000	—	4,400,000	—	4,400,000	Bullet repayment	Nil
Domestic unsecured bonds-101-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.23	10,600,000	—	10,600,000	—	10,600,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.35	10,000,000	—	10,000,000	—	10,000,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.49	3,000,000	—	3,000,000	—	3,000,000	Bullet repayment	Nil
Domestic unsecured bonds-102-1
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.23	6,200,000	—	6,200,000	—	6,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.38	11,600,000	—	11,600,000	—	11,600,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.50	3,600,000	—	3,600,000	—	3,600,000	Bullet repayment	Nil
Domestic unsecured bonds-102-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.50	10,200,000	—	10,200,000	—	10,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.70	3,500,000	—	3,500,000	—	3,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-3
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.34	4,000,000	4,000,000	—	—	—	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.52	8,500,000	—	8,500,000	—	8,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-4
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.45	1,500,000	1,500,000	—	—	—	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.60	1,400,000	—	1,400,000	—	1,400,000	Bullet repayment	Nil
- D	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.85	2,600,000	—	2,600,000	—	2,600,000	Bullet repayment	Nil
- E	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.05	5,400,000	—	5,400,000	—	5,400,000	Bullet repayment	Nil
- F	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.10	2,600,000	—	2,600,000	—	2,600,000	Bullet repayment	Nil

TOTAL					$154,200,000	$38,100,000	$116,100,000	$—	$116,100,000

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NET REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Shipments (Piece) (Note)	Amount

Wafer	10,449,058	$869,210,414
Other		99,925,695

Net revenue		$969,136,109

Note:	12-inch equivalent wafers.

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF COST OF REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$3,864,429
Raw material purchased	39,679,243
Raw materials, end of year	(6,566,716)
Transferred to manufacturing or operating expenses	(8,153,898)
Others	(105,122)

Subtotal	28,717,936
Direct labor	14,088,114
Manufacturing expenses	439,610,993

Manufacturing cost	482,417,043
Work in process, beginning of year	32,317,210
Work in process, end of year	(52,166,234)
Transferred to manufacturing or operating expenses	(13,503,059)

Cost of finished goods	449,064,960
Finished goods, beginning of year	8,324,267
Finished goods purchased	41,252,348
Finished goods, end of year	(9,596,837)
Transferred to manufacturing or operating expenses	(8,449,639)
Scrapped	(294,486)

Subtotal	480,300,613
Others	9,896,243

Total	$490,196,856

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2017

(In Thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses

Payroll and related expense	$27,419,259	$7,125,078	$2,028,116

Consumables	18,846,071	203,831	3,376

Depreciation expense	18,652,520	816,327	21,163

Repair and maintenance expense	3,426,711	1,679,314	2,940

Moving expense	503,573	1,824,079	524

Service fee	78,244	1,063,848	17,682

Patents	—	1,761,405	—

Management fees of the Science Park Administration	—	1,776,508	—

Commission	—	—	804,144

Others (Note)	10,961,345	3,799,015	170,836

Total	$79,887,723	$20,049,405	$3,048,781

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 15

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Year Ended December 31, 2017				Year Ended December 31, 2016
	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total

Labor cost (Note)
Salary and bonus	$50,157,890	$33,626,599	$—	$83,784,489	$47,718,885	$32,054,821	$—	$79,773,706
Labor and health insurance	2,628,261	1,589,597	—	4,217,858	2,393,838	1,425,653	—	3,819,491
Pension	1,405,941	771,054	—	2,176,995	1,305,083	702,550	—	2,007,633
Others	1,710,785	898,344	—	2,609,129	1,692,141	847,878	—	2,540,019

	$55,902,877	$36,885,594	$—	$92,788,471	$53,109,947	$35,030,902	$—	$88,140,849

Depreciation	$231,042,615	$19,490,010	$64,510	$250,597,135	$197,595,313	$16,357,124	$24,887	$213,977,324

Amortization	$2,119,899	$2,205,129	$—	$4,325,028	$2,014,814	$1,709,252	$—	$3,724,066

Note:	As of December 31, 2017 and 2016, the Company had 43,139 and 41,850 employees, respectively.